SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------


                                 Amendment No.1


                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    PML, Inc.
                                (Name of Issuer)

                                    PML, Inc.

                               Douglas C. Johnson
                                A. Ronald Torland
                                Kenneth L. Minton
                               Craig S. Montgomery

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    651362105
                      (Cusip Number of Class of Securities)
                      ------------------------------------

                                A. Ronald Torland
                                    PML, Inc.
                              27120 SW 95th Avenue
                            Wilsonville, Oregon 97070
                         Telephone Number (503) 570-2500
                      ------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)
                      ------------------------------------

                                   Copies To:

                                 Dave Baca, Esq.
                            Davis Wright Tremaine LLP
                                   Suite 2300
                              1300 SW Fifth Avenue
                             Portland, Oregon 97201
                                 (503) 241-2300

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]   A tender offer.

d. [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.
[X]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]



                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $174,246.00                                                   $34.85

* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock to persons who would hold (i) less than one whole share of Common Stock of record in any discrete account after the proposed Split Transaction based on an amount per share equal to the product obtained by multiplying (A) $1.50 by (B) the total number of shares of Common Stock owned by all such stockholders of record in each stockholder's account immediately prior to the Reverse Split.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $174,246.00 by 1/50 of 1%.


[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $34.85                    Filing Party: PML, Inc.
Form or Registration No.:  Schedule 13E-3            Date Filed:  April 25, 2003

                                  INTRODUCTION

         This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Schedule 13E-3") is being filed by PML, Inc. ("PML" or the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company is submitting to its stockholders a proposal to approve and adopt a proposal for:

         (a) a one-for-150 reverse stock split of the Company's Common Stock and Class B Common Stock (the "Reverse Split");

         (b) a cash payment per share of $1.50 for the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Split; and


         (c) following the Reverse Split, a 150-for-one forward stock split of the Company's Common Stock and Class B Common Stock.

Items (a), (b) and (c) will be considered one proposal and referred to herein as the "Split Transaction." The Split Transaction is upon the terms and subject to the conditions set forth in the Company's Proxy Statement for the Company's Special Meeting scheduled to be held on July ___, 2003 (the "Special Meeting"). The Split Transaction requires an amendment to the Company's Certificate of Incorporation, as amended. The other purpose of the Special Meeting is to transact such other business as may properly come before the Special Meeting.


         The following Cross-Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement filed by the Company with the Securities and Exchange Commission on April 25, 2003 (including all annexes and exhibits thereto, the "Proxy Statement") of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, a copy of which is attached hereto as Exhibit A, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.


         The filing of this Schedule 13E-3 shall not be construed as an admission by Douglas C. Johnson, A. Ronald Torland, Kenneth L. Minton or Craig
S. Montgomery that PML is "controlled" by or under common "control" with Douglas
C. Johnson, A. Ronald Torland, Kenneth L. Minton or Craig S. Montgomery.

ITEM 1. SUMMARY TERM SHEET.

         Reg. M-A 1001
         -------------

         The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         Reg. M-A 1002
         -------------

         (a) The information set forth in the Proxy Statement under the caption "INTRODUCTION" is hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Company" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "MARKET FOR THE COMPANY'S COMMON STOCK - Common Stock Market Price Information" is hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption " MARKET FOR THE COMPANY'S COMMON STOCK - Dividend Information" is hereby incorporated herein by reference.

         (e)      Not applicable.


         (f) Neither the Company, Douglas C. Johnson, A. Ronald Torland nor Craig S. Montgomery has purchased any shares of Common Stock in the past two years preceding the date hereof. Kenneth L. Minton, exercised options for 28,000 shares of Common Stock on December 27, 2002 at a price of $0.375 per share and exercised options for an additional 112,000 shares of Common Stock on January 6, 2003 at a price of $0.375 per share. The information set forth in the Proxy Statement under the caption "MARKET FOR THE COMPANY'S COMMON STOCK" is hereby incorporated herein by reference.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         Reg. M-A 1003(a) through (c)
         ----------------------------

         (a) The information set forth in the Proxy Statement under the captions "INTRODUCTION" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" are hereby incorporated herein by reference.


                  Each Filing Person's business phone number is (503) 570-2500.


         (b)      Not applicable.

         (c) The information set forth in the Proxy Statement under the captions "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" and "THE PARTIES" are hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         Reg. M-A 1004(a) and (c) through (f)
         ------------------------------------

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "INTRODUCTION," "VOTE REQUIRED," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Reasons for the Split Transaction," and "MATERIAL FEDERAL INCOME TAX CONSEQUENCES" are hereby incorporated herein by reference.

         (c)      Not applicable.

         (d) The information set forth in the Proxy Statement under the caption "APPRAISAL RIGHTS" is hereby incorporated herein by reference.


         (e) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" is hereby incorporated herein by reference.


         (f)      Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Reg. M-A 1005(a) through (c) and (e)
         ------------------------------------

         (a) The information set forth in Item 12 of the Company's most recent annual report on Form 10-KSB for the fiscal year ended May 31, 2002, is hereby incorporated herein by reference.

         (b)      Not applicable.

         (c)      Not applicable.

         (e)      Not applicable.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Reg. M-A 1006(b) and (c)(1)-(8)
         -------------------------------

         (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Company" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," " BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Company" and " - Conduct of the Company's Business After the Split Transaction" are hereby incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         Reg. M-A 1013
         -------------
         (a) The information set forth in the Proxy Statement under the caption "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION -Reasons for the Split Transaction" is hereby incorporated herein by reference.


         (b), (c) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates," "Structure of the Split Transaction," and "Effect of the Split Transaction on the Company" are hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Company," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Affiliates" and "MATERIAL FEDERAL INCOME TAX CONSEQUENCES" are hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         Reg. M-A 1014
         -------------


         (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" are hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" is hereby incorporated herein by reference.


         (c) The information set forth in the Proxy Statement under the caption "VOTE REQUIRED" is hereby incorporated herein by reference.


         (d) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" is hereby incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" is hereby incorporated herein by reference.

         (f)      Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         Reg. M-A 1015
         -------------


         (a), (b) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" and "OPINION OF FINANCIAL ADVISOR" are hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "AVAILABLE INFORMATION" and "ANNEX B" are hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Reg. M-A 1007
         -------------

         (a) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Source of Funds and Financial Effect of the Split Transaction" is hereby incorporated herein by reference.

         (b)      Not applicable.

         (c) The information set forth in the Proxy Statement under the captions "INTRODUCTION" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Source of Funds and Financial Effect of the Split Transaction" are hereby incorporated herein by reference.

         (d)      Not applicable.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         Reg. M-A 1008
         -------------

         (a) The information set forth in the Proxy Statement under the captions "VOTE REQUIRED," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" are hereby incorporated herein by reference.

         (b)      Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         Reg. M-A 1012(d) and (e)
         -----    -------------------


         (d) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Reasons for the Split Transaction," "Factors Considered by the Board of Directors and Affiliates," "VOTE REQUIRED," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" are hereby incorporated herein by reference. Each of the Affiliates intends to vote in favor of the Split Transaction. Each of the Affiliates has no present intention to tender or sell any securities of the Company held by such Filing Person. Each Affiliate specifically adopts the reasoning of the Company's board of directors set forth under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Reasons for the Split Transaction" and "Factors Considered by the Board of Directors and Affiliates."

         (e) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates," and "PROPOSAL 1 - Recommendation of the Board of Directors" are hereby incorporated herein by reference.


ITEM 13.  FINANCIAL STATEMENTS.

         Reg. M-A 1010(a) and (b)
         ------------------------

         (a) The information set forth in the Proxy Statement under the caption "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

         (b)      Not applicable.


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Reg. M-A 1009
         -------------


         (a) The information set forth in the Proxy Statement under the captions "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors and Affiliates" and "Opinion of Financial Advisor" are hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION -Source of Funds and Financial Effect of the Split Transaction," "INTRODUCTION" and "OPINION OF FINANCIAL ADVISOR" are hereby incorporated herein by reference.


ITEM 15. ADDITIONAL INFORMATION.

         Reg. M-A 1011(b)
         ----------------

         (b) The information set forth in the Proxy Statement, together with the proxy card, is hereby incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

         Reg. M-A 1016(a) through (d), (f) and (g)
         -----------------------------------------

         (a) Proxy Statement, together with the proxy card.*

         (b) Not applicable.

         (c) Overview of business valuation.**

         (d) Not applicable.

         (f) Not applicable.

         (g) Not applicable.

----------
* Filed herewith.
** Incorporated by reference to Annex B of Exhibit (a) which is filed herewith.


                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                            PML, INC.



                            By:      /s/ Kenneth L. Minton
                               -----------------------------------------
                            Name: Kenneth L. Minton
                            Title:   President and Chief Executive Officer
                            Dated: April 25, 2003

                            By:      /s/ Douglas C. Johnson
                                ------------------------------------

                            By:      /s/ A. Ronald Torland
                                ------------------------------------

                            By:      /s/ Kenneth L. Minton
                                ------------------------------------

                            By:      /s/ Craig S. Montgomery
                                ------------------------------------

                                  EXHIBIT INDEX




EXHIBIT                 DESCRIPTION
-------                 -----------
(a)                     Proxy Statement, together with the proxy card.*

(b)                     Not applicable.

(c)                     Overview of business valuation.**

(d)                     Not applicable.

(e)                     Not applicable.

(f)                     Not applicable.

(g)                     Not applicable.
----------
* Filed herewith.
** Incorporated by reference to Annex B of Exhibit (a) which is filed herewith.

                                                                       EXHIBIT A
                                                                       ---------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1

                                  SCHEDULE 14A
                    PROXY STATEMENT PURSUANT TO SECTION 14(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [X]  Filed by a Party other than the Registrant [  ]

Check the appropriate Box:

[X]     Preliminary Proxy Statement

[ ]     Confidential for Use of the Commission Only (as permitted by Rule
        14a-6(e)(2))

[ ]     Definitive Proxy Statement

[ ]     Definitive Additional Materials

[ ]     Soliciting Material Pursuant to SS.240.14a-12

                                    PML, INC.
                (Name of Registrant As Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11.

         1) Title of each class of securities to which transaction applies:

         -----------------------------------------------------------------------
         2) Aggregate number of securities to which transaction applies:

         -----------------------------------------------------------------------
         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing is calculated and state how it was determined.):

         -----------------------------------------------------------------------
         4) Proposed maximum aggregate value of transaction:

         -----------------------------------------------------------------------
         5) Total Fee Paid:

         -----------------------------------------------------------------------
[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         1) Amount Previously Paid:

         -----------------------------------------------------------------------
         2) Form, Schedule or Registration Statement No.:

         -----------------------------------------------------------------------
         3) Filing Party:

         -----------------------------------------------------------------------
         4) Date Filed:

         -----------------------------------------------------------------------

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAVE PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

--------------------------------------------------------------------------------
                                    PML, INC.
                              27120 SW 95TH AVENUE
                            WILSONVILLE, OREGON 97070
                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD ON JULY____, 2003

--------------------------------------------------------------------------------

         NOTICE IS HEREBY GIVEN that a special meeting of stockholders of PML, Inc. will be held at the company offices, located at 27120 SW 95th Avenue, Wilsonville, Oregon 97070, on July __, 2003 at ____ a.m., local time (the "Special Meeting") to consider and vote upon the following proposals:


(1) to amend PML's Certificate of Incorporation, as amended, to effect a reverse stock split and cash payment of fractional shares followed immediately by a forward stock split; and

(2) to transact any other business that properly comes before the Special Meeting or any adjournment or postponement of the Special Meeting.

Enclosed are the following items relating to the Special Meeting:

                  (1) proxy statement;

                  (2) proxy card; and

                  (3) a pre-addressed return envelope for the proxy card.

         Please read carefully the enclosed proxy statement. The proxy statement describes proposal 1 and the transactions to be entered into in connection with that proposal. If approved, this proposal will enable the Company to terminate its obligations to file annual and periodic reports and make other filings with the Securities and Exchange Commission. The board of directors unanimously recommends that you vote "FOR" approval of the proposal and the related transactions.


         The record date for determination of the stockholders entitled to notice of and to vote at the Special Meeting or any adjournment of the Special Meeting is June 6, 2003. Any action may be taken on the foregoing proposal at the Special Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Special Meeting may be adjourned.


         Please complete and sign the enclosed proxy card, which is solicited by the board of directors, and mail it promptly in the enclosed envelope. The proxy may be revoked at any time before the vote at the Special Meeting by following the procedures set forth in the enclosed proxy statement.

                                 By order of the Board of Directors


                                 A. Ron Torland
                                 Chairman

Wilsonville, Oregon
June __, 2003

                                    PML, INC.
                              27120 SW 95TH AVENUE
                            WILSONVILLE, OREGON 97070
                        ----------------------------------
                                 PROXY STATEMENT
                           ----------------------------

                         SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON JULY______, 2003


                                  INTRODUCTION


This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of PML, Inc., a Delaware corporation ("PML" or the "Company") to be used at a special meeting of stockholders to be held at the Company's offices, located at 27120 SW 95th Avenue, Wilsonville, Oregon 97070, on July, _________, 2003 at _____ a.m., local time (the "Special Meeting"), and at any adjournment or postponement of the Special Meeting. At the Special Meeting, stockholders will be asked to consider and vote upon a proposal to amend the Company's Certificate of Incorporation, as amended, to effect a reverse split of the Company's common stock and Class B common stock at a ratio of 1 to 150, followed immediately by a forward 150 to 1 split of the common Stock and Class B common, and to provide for payment in cash to those stockholders holding, prior to the reverse stock split, fewer than 150 shares of common stock or Class B common stock as discussed below. Because there are no stockholders holding less than 150 shares of Class B common stock, except where specifically discussed separately, we will discuss only our publicly-traded common stock and will refer in this document to our common stock and Class B common stock collectively as "Common Stock."


If the reverse and forward stock splits (the "Split Transaction") are approved as described below, holders of less than 150 shares of Common Stock prior to the reverse split no longer will be stockholders of the Company. Such stockholders will be entitled only to receive payment of $1.50 per share of Common Stock held prior to the reverse split ("Pre-Split Shares"). Stockholders holding 150 or more Pre-Split Shares will remain stockholders in the Company. We intend to terminate the registration of our shares under the Securities Act of 1933, as amended, and our registration and further reporting under the Securities Exchange Act of 1934, as amended, (the "1934 Act"), immediately following the Split Transaction.


Only stockholders of record as of the close of business on June 6, 2003, the record date for the Special Meeting, are entitled to notice of and to vote at the Special Meeting. The accompanying notice of Special Meeting and this proxy statement, together with the enclosed proxy card, are dated as of _____________, 2003 and are being mailed to stockholders of record on or about ___________, 2003.


The last sale price of a share of our common stock as reported on the Nasdaq Over the Counter bulletin board ("OTC") on ____________, 2003, the latest practicable date prior to the mailing of this proxy statement, was $_____ per share. Our Class B common stock is not publicly traded.

The purpose behind the Split Transaction is to (i) eliminate the costs associated with filing documents under the 1934 Act, with the U.S. Securities and Exchange Commission ("SEC"), (ii) reduce the costs of administering stockholder accounts and responding to stockholder requests, (iii) provide liquidity to stockholders holding less than 150 Pre-Split Shares of Common Stock, and (iv) provide greater flexibility in the management of the Company.


The board of directors and Douglas C. Johnson, A. Ron Torland, Kenneth L. Minton and Craig S. Montgomery (each an "Affiliate" and collectively the "Affiliates") have considered the Split Transaction and the related transactions. In connection with its evaluation, the board of directors retained Grace Advisors, Inc. to render an opinion as to the fairness, from a financial point of view, to PML's stockholders of the consideration to be received by them in connection with the transaction. Grace Advisors, Inc. rendered its oral opinion to board members at a meeting held on March 22, 2003. The essence of that opinion is that as of that date and based upon the assumptions made, matters considered and limitations on the review described in the opinion, the consideration to be received by the unaffiliated stockholders of PML in connection with the transaction was fair from a financial point of view. Grace Advisors, Inc. delivered a written opinion as of the date of this proxy statement that confirms its earlier opinion. You should carefully read the written opinion of Grace Advisors, Inc. that is attached as Annex B to this proxy statement. The board of directors unanimously approved the proposal and the related transactions.


Approval of the Split Transaction and the related transactions will only take place if approved by the holders of a majority of the outstanding shares of common stock, Class B common stock and Class A convertible preferred stock, each voting as a separate class of stock of the Company. We encourage you to read this proxy statement carefully as it sets forth details of the proposal and other important information related to it.


We will bear the cost of this proxy solicitation. We do not expect to pay any compensation for the solicitation of proxies, but may reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses in sending proxy material to principals and obtaining their proxies. In addition to solicitation of proxies by mail, we may also use officers and regular employees to solicit proxies from stockholders by all means without extra compensation.



--------------------------------------------------------------------------------
IMPORTANT: PLEASE RETURN YOUR PROXY PROMPTLY. AN ADDRESSED ENVELOPE IS ENCLOSED
  FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.
--------------------------------------------------------------------------------

PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES OR OPTION AGREEMENTS AT THIS TIME. WE WILL SEND DETAILED INSTRUCTIONS TO STOCKHOLDERS FOR SURRENDERING THEIR STOCK CERTIFICATES AND OPTIONS AS SOON AS PRACTICABLE AFTER THE AMENDMENT BECOMES EFFECTIVE

                               SUMMARY TERM SHEET

This summary highlights the material information about the Split Transaction and the related transactions. You should read this entire proxy statement and its annexes before executing your proxy.

The following summary briefly describes the material terms of the Split Transaction. The proxy statement contains a more detailed description of such terms. We encourage you to read this entire proxy statement and the documents we have incorporated by reference before voting.

If the Split Transaction is completed, stockholders holding only fractional shares after giving effect to the reverse 150:1 stock split of our Common Stock will receive a payment of $1.50 per share for each Pre-Split Share. If the reverse stock split is completed, stockholders with less than 150 Pre-Split Shares will have no further interest in the Company and will become entitled only to payment for their Pre-Split Shares. We expect to pay approximately $174,246 in the aggregate, and no stockholder with a single account is expected to receive more than $223.50 as a result of the payout for their Pre-Split Shares. After the reverse stock split is completed and we identify those stockholders entitled to payment for their Pre-Split Shares, we will effect a forward stock split such that each share of Common Stock will be converted into 150 shares of Common Stock post-split. Thus, stockholders who hold 150 or more Pre-Split Shares will have the same number of shares of Common Stock following the forward stock split. The only effect of the Split Transaction will be to reduce the number of stockholders of record to less than 300, thereby allowing us to terminate our reporting obligations under the 1934 Act. See "Background, Purpose, Structure and Effect of the Split Transaction - Effect on Stockholders" beginning on page __ and "- Effect of the Split Transaction on the Company" beginning on page __.


The board of directors and the Affiliates have determined that the Split Transaction is advisable and in the best interests of the Company and its unaffiliated stockholders and recommends that you vote "FOR" the Split Transaction. See "Recommendation of the Board of Directors and Affiliates" beginning on page __.

The board of directors retained Grace Advisors, Inc. to render its opinion with respect to the fairness, from a financial point of view, to PML's unaffiliated stockholders holding fewer than the 150 Pre-Split Shares. Grace Advisors, Inc. concluded that the consideration to be offered to the unaffiliated shareholders holding fewer than the Minimum Number was fair from a financial point of view. See "Opinion of Financial Advisor" beginning on page _.

In order to be approved, 991,221 shares of common stock, 105,776 shares of Class B common stock, and 2,476 shares of Class A convertible preferred stock ("Preferred Stock"), each voting as a separate class must be voted in favor of the Split Transaction. Our Chairman and the other executive officers and directors of the Company have indicated that they intend to vote in favor of the Split Transaction. See "Vote Required" beginning on page __ __.

Each of our Affiliates hold more than 150 shares of common stock and will remain stockholders of the Company following the Split Transaction Following the completion of the Split Transaction, each of our Affiliates and members of management owning common shares will own a slightly increased percentage of the outstanding common stock. We do not anticipate any changes in the Company's board of directors or management following the Split Transaction. See "Security Ownership of Certain Beneficial Owners and Management" beginning on page__ and "Conduct of the Company's Business After the Split Transaction" beginning on page ___.


Under Delaware law, our stockholders are not entitled to dissenter's or appraisal rights with respect to the Split Transaction. See "Appraisal Rights" beginning on page __.

Under state escheat laws, any payment for fractional interests not claimed by the stockholder entitled to such payment may be claimed by various states. See "Escheat Laws" beginning on page __.

The receipt of cash in the Split Transaction by shareholders holding Pre-Split Shares will be a taxable transaction in the same way as if they sold their shares in the market for the same price as the price per share paid for their Pre-Split Shares. See "Material Federal Income Tax Consequences" beginning on page __.


If the Split Transaction is approved by our stockholders, each stockholder holding fewer than 150 Pre-Split Shares will receive a letter from our exchange agent following the effective date of the Split Transaction. This letter will indicate the procedures to be followed for surrendering your stock certificates. See "Exchange of Stock Certificates and Settlement of Options" beginning on page
__.


There are risks associated with the Split Transaction. See "Risk Factors" beginning on page __.

If you have more questions about the Split Transaction or would like additional copies of this Proxy Statement, please contact A. Ronald Torland at PML, Inc., 27120 SW 95th Avenue, Wilsonville, Oregon 97070, Telephone: (503) 570-2500, extension 404.

                                 PROPOSAL NO. 1

    AMENDMENT OF PML'S CERTIFICATE OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT FOLLOWED BY A FORWARD STOCK SPLIT OF PML'S COMMON STOCK

The board of directors has authorized, and recommends for your approval a split transaction is comprised of three different transactions:

            o a reverse stock split (the "Reverse Split") pursuant to which each block of 150 shares of Common Stock registered in the name of a stockholder at the effective time of the Reverse Split will be converted into one share of Common Stock;

            o payment of $1.50 per share for each Pre-Split Share paid only to stockholders holding fewer than 150 shares of Common Stock;

            o a forward stock split (the "Forward Split") pursuant to which each share of Common Stock outstanding following consummation of the Reverse Split and fractional share payment will be converted into 150 shares of Common Stock.

If a registered stockholder holds 150 or more Pre-Split Shares in his or her name or account at the effective time of the Reverse Split, any fractional share in such account resulting from the Reverse Split will not be cashed out and the total number of shares held by such holder will not change as a result of the Split Transaction.


If approved by stockholders, the Split Transaction will become effective on such date as may be determined by the board of directors upon the filing of the necessary amendments to the Company's Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware (the "Effective Date"). The form of proposed amendment to the Company's Certificate of Incorporation, as amended, necessary to effect the Split Transaction is attached to this Proxy Statement as Annex A.


Any holder of record of less than 150 Pre-Split Shares who desires to retain an equity interest in the Company after the Effective Date may do so by purchasing, prior to the Effective Date, a sufficient number of shares of Common Stock such that the stockholder holds 150 or more Pre-Split Shares. Due to the limited trading market for the Company stock, however, a stockholder desiring to retain an equity interest in the Company may not be able to purchase enough shares to retain an equity interest in the Company. Any beneficial owner of less than 150 Pre-Split Shares who is not a holder of record, for example, a stockholder who holds their shares in a brokerage account, and who desires to have his or her Pre-Split Shares exchanged for cash pursuant to the transaction should instruct his or her broker to transfer his or her shares into his or her name in a timely manner such that such beneficial owner will be deemed a holder of record immediately prior to the Reverse Split.

                                  RISK FACTORS

You should consider the following risks prior to casting your vote.

Risks Associated With Remaining A Stockholder
---------------------------------------------

THE LACK OF LIQUIDITY FOR SHARES OF OUR COMMON STOCK FOLLOWING THE EFFECTIVE DATE MAY ADVERSELY AFFECT THE VALUE OF YOUR SHARES.

Following the Split Transaction, we will have less than 300 stockholders. As a result, we are entitled and we intend, to de-register our shares of Common Stock under the 1934 Act. Once we de-register our shares of Common Stock, our shares will no longer be traded on the OTC and we will not file any more reports with the SEC. As a result, there will be no effective trading market for our shares and stockholders desiring to sell their shares may have a difficult time finding a buyer for these shares. This lack of liquidity may adversely affect your ability to sell your shares and the price a buyer is willing to pay for the shares.

WE DO NOT INTEND TO PAY DIVIDENDS OR MAKE OTHER DISTRIBUTIONS TO OUR STOCKHOLDERS IN THE FORESEEABLE FUTURE.

We have never paid dividends and we do not intend to do so in the foreseeable future. Accordingly, stockholders will not receive any distribution with respect to their shares.

WE DO NOT HAVE ANY PLANS TO SELL THE COMPANY OR OTHERWISE ENTER INTO A TRANSACTION THAT WOULD PROVIDE LIQUIDITY FOR YOUR SHARES, WHICH COULD ADVERSELY AFFECT THE VALUE OF YOUR SHARES

We do not have any present intention or plans to sell the Company or enter into any other transaction that would provide stockholders with a liquidity event for their shares, which may adversely affect the value of your shares.

STOCKHOLDERS WILL CONTINUE TO BE SUBJECT TO THE OPERATIONAL AND OTHER RISKS FACING THE COMPANY, WHICH RISKS, IF REALIZED, COULD RESULT IN A SUBSTANTIAL REDUCTION IN THE VALUE OF THEIR SHARES OF COMMON STOCK

Following the Split Transaction, we will continue to face the same risks we have faced in the past and that have been described in our annual report. There is no guarantee that we will be able to adequately address these risks and the value of your shares may never reach $1.50 or more per share.

Risks Associated with Not Being A Stockholder
---------------------------------------------

STOCKHOLDERS WHO ARE CASHED OUT WILL FORFEIT THE OPPORTUNITY TO PARTICIPATE IN ANY FUTURE GROWTH IN THE VALUE OF THEIR SHARES

Stockholders who are cashed out in the Split Transaction will no longer be stockholders in the Company (unless they subsequently acquire shares from other stockholders following the Effective Date) and will no longer participate in any growth in the value of their shares that may occur in the future. It is possible that the value of our shares could exceed $1.50 in the future.

                    RECOMMENDATION OF THE BOARD OF DIRECTORS

The board of directors has unanimously determined that the Split Transaction and the related transactions are both substantively and procedurally fair to, and in the best interest of, the Company and our stockholders and unanimously recommends a vote "FOR" the proposal to approve the Split Transaction and the related transactions described in this proxy statement.

       BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION

BACKGROUND

We have approximately 1,064 stockholders of record. Many of our stockholders hold a small number of shares.

As of February 28, 2003, approximately 916 stockholders of record of our publicly-traded shares of Common Stock owned fewer than 150 shares. At that time, these stockholders represented approximately 86% of the total number of stockholders of record of such Common Stock , but these accounts represented approximately only 5.7% of the total number of outstanding shares of our publicly-traded Common Stock. At that time, these stockholders represented approximately 12% of the total number of street name stockholders, but these accounts represented approximately only 0.17% of the total number of outstanding publicly-traded shares of Common Stock. No stockholder of record holds less than 150 shares of Class B common stock.

REASONS FOR THE SPLIT TRANSACTION


We expect to benefit from substantial cost savings as a result of the Split Transaction. The cost of administering each registered stockholder's account is the same regardless of the number of shares held in that account. Therefore, our costs to maintain such small accounts are disproportionately high when compared to the total number of shares involved. In 2003, assuming that the Split Transaction does not occur, we expect that each registered stockholder will cost us approximately $15.00 for transfer agent and other administrative fees as well as printing and postage costs to mail proxy materials and the annual and periodic reports required to be distributed to stockholders under the 1934 Act. In addition, in 2003, assuming that the Split Transaction does not occur, we expect that each stockholder holding shares in street name through a nominee (i.e., a bank or broker) will cost us approximately $20.00. These fees are in connection with the legal and accounting fees required to prepare the reports and for administrative fees as well as printing and postage costs to mail proxy materials and the annual report. The Company and the Affiliates are undertaking the Split Transaction at this time in order to save the Company and its stockholders the substantial additional costs outlined in this section. We expect these costs to increase over time in the absence of the Split Transaction.


Moreover, the Split Transaction will provide stockholders with fewer than 150 Pre-Split Shares with an efficient way to cash out their investment in the Company because we will pay all transaction costs such as brokerage or service fees in connection with the Split Transaction. Otherwise, stockholders with small holdings would likely incur brokerage fees that are disproportionately high relative to the market value of their shares if they wanted to sell their stock. The Split Transaction will eliminate these problems for most stockholders with small holdings.


We expect that we will reduce the total cost of administering registered stockholder accounts by at least $14,000 per year if we complete the Split Transaction. Furthermore, we expect that we will reduce the total cost of administering street name stockholder accounts by at least $4,000 per year if we complete the Split Transaction, for a total administrative cost savings of $18,000 per year. In addition, other costs associated with public filings, including legal and accounting fees associated with filing directly attributable to the public filings, will save the Company approximately $42,000 per year if the Split Transaction is completed. In light of these disproportionate costs, the board of directors and the Affiliates believe that it is in the best interests of the Company and our stockholders as a whole to eliminate the administrative burden and costs associated with such small accounts.

FACTORS CONSIDERED BY THE BOARD OF DIRECTORS AND AFFILIATES

In the course of reaching its decision to recommend to the stockholders the approval of the Split Transaction and the related transactions, the following material positive factors were considered by the board of directors and the
Affiliates:

         o the value being paid to the holders of less than 150 Pre-Split Shares is higher than, the market value, based on the $0.65 bid price, book value, $0.93 including accreted dividends, and earnings per share, $0.14, of the Common Stock on February 28, 2003, which is prior to announcement of the Split Transaction;

         o the opinion of the financial advisor that the consideration to be received by the unaffiliated stockholders holding less than 150 Pre-Split Shares is fair to those stockholders from a financial point of view;


         o anticipated reductions in operating expenses associated with administering a large number of stockholder accounts and in time spent responding to stockholder requests;

         o anticipated reductions in the expenses of compliance with the reporting requirements of U.S. securities laws; and

         o the ability of stockholders wishing to remain stockholders to purchase sufficient shares in advance of the meeting to cause them to own more than 150 Pre-Split Shares.


The board of directors and the Affiliates also considered the following potential adverse factors of the Split Transaction and related transactions:


         o following the closing, the stockholders of less than 150 Pre-Split Shares prior to the Reverse Split will cease to participate in the future growth of the Company, if any, or benefit from increases, if any, in the value of the Company. This factor is somewhat mitigated by the fact that these stockholders may purchase shares of our Common Stock prior to the Effective Date;

         o the payment for fractional shares, which is not expected to exceed $223.50 for any single stockholder, is a taxable transaction for stockholders; and

         o the market for Company stock will become less liquid since there no longer will be any established market to trade our Common Stock.


In arriving at its decision, the board of directors and the Affiliates considered the results of all its analyses as a whole and did not attribute any particular weight to any particular analysis or factor it considered.

The board of directors and the Affiliates considered several alternative transactions to accomplish the reduction in the number of stockholders to fewer than 300 holders of record but, ultimately determined the Split Transaction was the preferred method. Management conducted an analysis of the alternatives available to the Company. In making this analysis, management considered the following alternative strategies:

         (a) A cash tender offer - The board of directors believed it would not result in shares being tendered by a sufficient number of record stockholders so as to accomplish the going private objective and reducing recurring costs. It was thought unlikely that many holders of small numbers of shares would make the effort to tender their shares of common stock and the cost of completing the tender offer could be significant in relation to the value of the shares of common stock sought to be purchased; and

         (b) A purchase of shares in the open market - There is no active trading market for the Common Stock; therefore, it would be highly unlikely that shares of common stock could be acquired by the Company from a sufficient number of holders to accomplish the board of director's objectives.

The Company retained an outside party, Grace Advisors Inc., to obtain a report and opinion relating to the fairness of the consideration to be paid to unaffiliated stockholders holding fewer than 150 Pre-Split Shares of record in any one account and the fairness of the Split Transaction to the Company and its remaining stockholders. The Split Transaction is expected to result in the cash-out of approximately 116,164 shares of Common Stock at the Purchase Price ($1.50 per share), for a total Purchase Price of approximately $174,246.

No stockholder is expected to receive more than $223.50 in payment for their Pre-Split Shares of Common Stock. The Split Transaction is structured so that a majority of unaffiliated stockholders must vote in favor the Split Transaction in order for it to be approved. No independent committee of the board of directors has reviewed or approved the fairness of the Split Transaction. No unaffiliated representative acting solely on behalf of the stockholders for the purpose of negotiating the terms of the Split Transaction or preparing a report concerning the fairness of the Split Transaction was retained by the Company or by a majority of directors who are not employees of the Company.

The Purchase Price of $1.50 reflects a 153.4% premium over the bid price of $0.65 as reported for the common stock on the OTC on April 24, 2003, the day prior to the announcement of the Split Transaction. The board of directors and the Affiliates believe that the Split Transaction is substantively fair to all unaffiliated stockholders. Present stockholders (including those whose shares are expected to be cashed out) generally will have an opportunity both to evaluate all of the information contained herein and to compare the potential value of an investment in the Company with that of other available investments. The board of directors and the Affiliates believe that the Split Transaction is procedurally fair to our unaffiliated stockholders because the Reverse Split is being effected in accordance with all requirements under Delaware law and hence will require the affirmative vote of the holders of a majority of each class of the Company's outstanding capital stock. In addition, between the date hereof and the Effective Date all stockholders of the Company will have an opportunity to adjust the number of Pre-Split Shares owned by them so that holders who would otherwise be cashed out can continue to be stockholders, and continuing holders can so divide or otherwise adjust their existing holdings as to become cashed-out stockholders as to some or all of their Pre-Split Shares. None of the directors or Affiliates is expected to adjust his holdings so as to become a cashed-out stockholder. We believe that, in making their decision to determine the Purchase Price, our directors were conscious of the importance of the issues (including those that adversely affect continuing stockholders as well as those that affect cashed-out stockholders) and acted in accordance with their fiduciary duties to the Company and our stockholders.

No provision has been made to grant unaffiliated stockholders of the Company access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company or any other such party. Each Affiliate, each member of the board of directors and each officer of the Company who owns shares of Common Stock has advised the Company that he intends to vote his shares in favor of the Split Transaction.

The board of directors retains the right to reject (and not implement) the Split Transaction (even after approval thereof) if it determines subsequently that the Split Transaction is not then in the best interests of the Company and its stockholders. If the Split Transaction is not approved, or, if approved, is not implemented, the proposed deregistration of the Company's Common Stock will not be implemented.


SOURCE OF FUNDS AND FINANCIAL EFFECT OF THE SPLIT TRANSACTION

The Split Transaction and the use of approximately $60,000 cash to complete the Split Transaction, which includes professional fees and other expenses related to the transaction and payments to be made in lieu of issuing fractional shares, are not expected to have any material adverse effect on the Company's capitalization, liquidity, results of operations or cash flow. Because the actual number of Pre-Split Shares which will be purchased by the Company is unknown at this time, the total cash to be paid to holders by the Company is unknown, but is estimated to be not more than $174,246.

The Company expects to be able to finance the Split Transaction through its working capital.

STRUCTURE OF THE SPLIT TRANSACTION

The Split Transaction includes the Reverse Split, cash payment for Pre-Split Shares and the Forward Split of the Common Stock. If the Split Transaction is approved by stockholders, the Reverse Split is expected to occur at 6:00 p.m. on the Effective Date and the Forward Split is expected to occur at 6:01 p.m. on the Effective Date. Upon consummation of the Reverse Split, each stockholder of record on the Effective Date will receive one share of Common Stock for each 150 Pre-Split Shares held in his or her account at that time. If a stockholder of record holds 150 or more Pre-Split Shares in his or her account, any fractional share in such account will not be cashed out after the Reverse Split and the total number of shares held by such holder will not change as a result of the Split Transaction. Any stockholder of record who holds fewer than 150 Pre-Split Shares in his or her account at the time of the Reverse Split (also referred to as a "Cashed-Out Stockholder") will receive a cash payment instead of fractional shares. Immediately following the Reverse Split, all stockholders who are not Cashed-Out Stockholders will receive 150 of shares of Common Stock for every one share of Common Stock they held following the Reverse Split. We intend for the Split Transaction to treat stockholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their names, and nominees will be instructed to effect the Split Transaction for their beneficial holders. Accordingly, we also refer to those street name holders who receive a cash payment instead of fractional shares as "Cashed-Out Stockholders." However, nominees may have different procedures and stockholders holding shares in street name should contact their nominees.

  In general, the Split Transaction can be illustrated by the following examples:

HYPOTHETICAL SCENARIO                                        RESULT

Mr. Brown is a registered stockholder      Instead of receiving a fractional
who holds 125 shares of Common Stock       share of Common Stock immediately
in his account prior to the Split          after the Reverse Split, Mr. Brown's
Transaction.                               shares will be converted into the
                                           right to receive cash. Mr. Brown
                                           would receive $187.50 (1.50 x 125
                                           shares).

                                           Note: If Mr. Brown wants to continue
                                           his investment in the Company, prior
                                           to the Effective Date, he can buy at
                                           least 25 more shares. Mr. Brown would
                                           have to act far enough in advance of
                                           the Split Transaction so that the
                                           purchase is completed and the
                                           additional shares are credited in his
                                           account by the close of business
                                           (eastern time) on the Effective Date.

Ms. Green has two separate record          Ms. Green will receive cash payments
accounts. As of the Effective Date,        equal to the cash-out price of her
she holds 100 shares of Common Stock       Common Stock in each record account
in one account and 125 shares of           instead of receiving fractional
Common Stock in the other All of her       shares. Ms. Green would receive two
shares are registered in her name          checks totaling $337.50 (100 x 1.50 =
only.                                      $150.00; 125 x 1.50 = $187.50)

                                           Note: If Ms. Green wants to continue
                                           her investment in the Company, she
                                           can consolidate or transfer her two
                                           record accounts prior to the
                                           Effective Date into an account with
                                           at least 150 Pre-Split Shares of
                                           Common Stock. Alternatively, she can
                                           buy at least 50 more shares for the
                                           first
                                           account and 25 more shares for
                                           the second account, and hold them in
                                           her account. She would have to act
                                           far enough in advance of the Split
                                           Transaction so that the consolidation
                                           or the purchase is completed by the
                                           close of business (eastern time) on
                                           the Effective Date.

Mr. Blue holds 200 shares of Common        After the Split Transaction, Mr. Blue
Stock as of the Effective Date.            will continue to hold 200 shares of
                                           Common Stock.

Ms. Orange Holds 27 shares of Common       The Company intends for the Split
Stock in her name in a brokerage           Transaction to treat stockholders
account as of the Effective Date.          holding shares of Common Stock in
                                           street name through a
                                           nominee (such as a bank or broker) in
                                           the same manner as stockholders
                                           whose shares are registered in their
                                           names. Nominees will be instructed to
                                           effect the Split Transaction for
                                           their beneficial holders. If this
                                           occurs, Ms. Orange will receive,
                                           through her broker, a check for
                                           $40.50 (27 shares x 1.50). However,
                                           nominees may have a different
                                           procedure and stockholders holding
                                           shares of Common Stock in street name
                                           should contact their nominees.

EFFECT ON STOCKHOLDERS


If approved by stockholders at the Annual Meeting and implemented by the board of directors, the Split Transaction will affect PML stockholders as follows:


STOCKHOLDER BEFORE COMPLETION OF THE       NET EFFECT AFTER COMPLETION
SPLIT TRANSACTION

Registered stockholders holding 150        Shares will no longer be eligible for
or more shares of Common Stock             trading on the OTC Bulletin Board

Registered stockholders holding fewer      Shares will be converted into $1.50
than 150 of shares of Common Stock         per share of Common Stock outstanding
                                           immediately prior to the Reverse
                                           Split for those stockholders holding
                                           less than 150 Pre-Split Shares of
Stockholders holding Common Stock in       Common Stock.
street name through a nominee (such
as a bank or broker)                       We intend for the Split Transaction
                                           to treat stockholders holding Common
                                           Stock in street name through a
                                           nominee (such as a bank or broker) in
                                           the same manner as stockholders whose
                                           shares are registered in their names.
                                           Nominees will be instructed to effect
                                           the Split Transaction for their
                                           beneficial holders. However, nominees
                                           may have different procedures and
                                           stockholders holding shares in street
                                           name should contact their nominees.

EFFECT OF THE SPLIT TRANSACTION ON THE COMPANY

Our Certificate of Incorporation, as amended, currently authorizes the issuance of 2,500,000 shares of common stock, 250,000 shares of Class B common stock, 100 shares of Class D Common and 25,000 shares of Preferred Stock, for an aggregate of 2,775,100 shares. As of the Record Date, 1,982,441 of Common Stock were outstanding, 211,551 shares of Class B common stock were outstanding, there were no shares of Class D Common outstanding and 4,950 shares of Preferred Stock were outstanding. Based upon the Company's best estimates, if the Split Transaction had been consummated as of the Record Date, the number of outstanding shares of common stock would have been reduced by the Split Transaction from 1,982,441 to approximately 1,866,277. This would have reduced the number of holders of record of Common Stock from approximately 1,064 to approximately 128 or by approximately 936 stockholders. There would be no change in the number of holders of Class B common stock or Preferred Stock as a result of the Split Transaction.

Our common stock is currently registered under Section 12(g) of the 1934 Act and, as a result, we are subject to the periodic reporting and other requirements of the 1934 Act. As a result of the Split Transaction, we will have less than 300 holders of record of our publicly-traded Common Stock and the requirement that the Company maintain its registration under the 1934 Act will terminate and it will become a "private" company. As a result of the Company's deregistration, our shares of Common Stock will no longer trade on the Over-The-Counter Electronic Bulletin Board (the "OTC"). In connection with the proposed Split Transaction, we have filed a Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") with the SEC.

Based on the aggregate number of shares owned by holders of record of less than 150 Pre-Split Shares as of the Record Date, the Company estimates that payments of cash in lieu of the issuance of fractional shares to persons who held less than 150 Pre-Split Shares of Common Stock immediately prior to the Split Transaction will total approximately $174,246 in the aggregate (116,164 shares multiplied by a Purchase Price of $1.50 per share). No stockholder with a single account is expected to receive more than $223.50.

The par value of the Common Stock will remain at $0.01 per share and the number of authorized shares will remain the same following consummation of the Reverse Split. The total number of outstanding shares of Common Stock following the Split Transaction will be reduced by 116,164. After the consummation of the Split Transaction, the outstanding shares will represent about 75% of the total authorized shares of Common Stock.


EFFECT OF THE SPLIT TRANSACTION ON THE AFFILIATES.

Affiliates of the company, including executive officers and directors, will participate in the Split Transaction to the same extent as nonaffiliates. The Affiliates of the Company all currently own sufficient shares of common stock (over 150 each) so that they will all continue to be stockholders after the effectiveness of the Split Transaction. As with all other remaining stockholders of the Company, the percentage ownership by the Affiliates of the total outstanding shares after the Split Transaction may increase slightly.
  The amounts set forth in the table entitled "Security Ownership of Certain Beneficial Owners and Management" illustrate the effect on the Affiliates. The Split Transaction will not have a material effect on the Affiliates. The net book value per share as of February 28, 2003 (including accreted dividends) was $0.93 per share; if the Split Transaction had occurred as of that date, the net book value (including accreted dividends) would have been $0.98 per share, an increase of 5.4%. Net earnings per share as of February 28, 2003, were $0.14 per share; if the Split Transaction had been effected as of the same date, earnings per share would have been $0.15 per share, an increase of 7.1%.


CASH PAYMENT IN LIEU OF SHARES

We will not issue any fractional shares in connection with the Split Transaction. Instead, if a stockholder holds less than 150 Pre-Split Shares, we will pay $1.50 for each such Pre-Split Share. We refer to this amount as the "Purchase Price." The Effective Date will not be later than thirty (30) days following the date of the Special Meeting.


All amounts payable to stockholders will be subject to applicable state laws relating to abandoned property. See "Escheat Laws" below. No service charges or brokerage commissions will be payable by stockholders in connection with the Split Transaction. The Company will pay any fees are imposed on stockholders holding fewer than 150 Pre-Split Shares by any bank, nominee or brokerage. We will not pay interest on cash sums due any such stockholder pursuant to the Split Transaction.


Assuming the Split Transaction occurs, as soon as practical after the Effective Date we will mail a letter of transmittal to each holder of record of less than 150 Pre-Split Shares immediately. The letter of transmittal will contain instructions for the surrender of the certificate or certificates to the Company's exchange agent in exchange for the Purchase Price. No cash payment will be made to any stockholder until the stockholder has surrendered the outstanding certificate(s), together with the letter of transmittal, to the Company's exchange agent. No appraisal rights are available under the Delaware General Corporation Law, the Company's By-laws or Certificate of Incorporation, as amended, to any stockholders who dissent from the proposed Split Transaction. See "Appraisal Rights" below.

CONDUCT OF THE COMPANY'S BUSINESS AFTER THE SPLIT TRANSACTION

We expect our business and operations to continue as they are currently being conducted and, except as disclosed in this document, the Split Transaction is not anticipated to have any effect upon the conduct of our business. If the Split Transaction is consummated, all persons owning fewer than 150 Pre-Split Shares of Common Stock will no longer have any equity interest in and will not be stockholders of the Company and, therefore, will not participate in our future potential or earnings and growth. Instead, each such owner of Common Stock will have the right to receive, upon surrender of stock certificate, the Purchase Price per share in cash, without interest.

In addition, individuals who are members of the board of directors and of management of the Company now owning approximately 32% of the Common Stock will own approximately 34% of the Common Stock after the Split Transaction. See "Security Ownership of Certain Beneficial Owners and Management."

Other than as described in this proxy statement, neither the Company nor our management has any current plans or proposals to effect any extraordinary corporate transaction such as a merger, reorganization or liquidation; to sell or transfer any material amount of our assets; to change our board of directors or management; to change materially our indebtedness or capitalization; or otherwise to effect any material change in our corporate structure of business.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES


The following is a discussion of the material anticipated federal income tax consequences of the Split Transaction to stockholders of the Company. It should be noted that this discussion is based upon the federal income tax laws currently in effect and as currently interpreted. This discussion does not take into account possible changes in such laws or interpretations, including any amendments to applicable statutes, regulations and proposed regulations, or changes in judicial or administrative rulings, some of which may have retroactive effect. This discussion is provided for general information only, and does not purport to address all aspects of the range of possible federal income tax consequences of the reverse stock split and is not intended as tax advice to any person. In particular, and without limiting the foregoing, this discussion does not account for or consider the federal income tax consequences to stockholders of the Company in light of their individual investment circumstances or to holders subject to special treatment under the Federal income tax laws (for example, life insurance companies, regulated investment companies, and foreign taxpayers). This discussion does not discuss any consequence of the Split Transaction under any state, local or foreign tax laws.


No ruling from the Internal Revenue Service or opinion of counsel will be obtained regarding the federal income tax consequences to the stockholders of the Company in connection with the Split Transaction. Accordingly, each stockholder is encouraged to consult his or her tax adviser regarding the specific tax consequences of the Split Transaction to such stockholder, including the application and effect of federal, state, local and foreign taxes, and any other tax laws.


The board of directors believes that the Split Transaction will be a tax-free recapitalization to the Company and its stockholders. If the Reverse Split qualifies as a recapitalization described in Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), (i) no gain or loss will be recognized by a stockholder of Common Stock who holds more than 150 Pre-Split Shares, (ii) any stockholder who holds fewer than 150 Pre-Split Shares exchanges (or is deemed to exchange) shares of Common Stock for shares of new Common Stock, except that a holder of fewer than 150 Pre-Split Shares who receives cash proceeds, which is not expected to exceed $223.50 for any single stockholder, from the sale of fractional shares of Common Stock will recognize a gain or loss equal to the difference, if any, between such proceeds and the basis of its Common Stock allocated to its fractional share interests, and such gain or loss, if any, will generally constitute capital gain or loss if its fractional share interests are held as capital assets at the time of their sale, (ii) the tax basis of the new Common Stock received by holders of Common Stock will be the same as the tax basis of the Common Stock exchanged therefor, and (iii) the holding period of the new Common Stock in the hands of holders of new Common Stock will include the holding period of their Common Stock exchanged therefor, provided that such Common Stock was held as a capital asset immediately prior to the exchange. The board of directors believes that there will be no effect upon the Affiliates under the tax laws, because no Affiliate holds fewer than 150 Pre-Split Shares and no gain or loss will be recognized to any stockholder, including the Affiliates, who holds more than 150 Pre-Split Shares.


Generally, the stockholders receiving cash for fractional shares will not be subject to backup withholding or informational reporting with respect to the cash distributed.

                          OPINION OF FINANCIAL ADVISOR


The board of directors of PML, Inc. retained Grace Advisors, Inc. on January 30, 2003 to deliver a fairness opinion in connection with the Split Transaction. The terms of this engagement are described in more detail below.

Grace Advisors, Inc. presented its opinion to the board of directors of PML, Inc. on March 22, 2003 that, at that date, the consideration to be paid by PML, Inc. to the holders of fractional shares of common stock in the Split Transaction was fair from a financial point of view. In addition, in its March 22, 2003 presentation, Grace Advisors, Inc. presented to the board of directors of PML, Inc. its analysis and conclusions used in arriving at its opinion. A copy of this presentation is attached as Annex B. ------- Grace Advisors, Inc. confirmed its March 22, 2002 opinion in its written opinion to the board of directors, dated May 30, 2003, that, as of that date, the consideration to be paid by PML, Inc. in the proposed Split Transaction is fair, from a financial point of view, to the PML, Inc. holders of Pre-Split Shares. No limitations were imposed by the board of directors or management of PML, Inc. with respect to the investigations made or procedures followed by it in rendering is opinion. Grace Advisors, Inc. was not requested to, and did not provide advice on the structure of the proposed Split Transaction, or to provide services other than to deliver its opinion.

The full text of the written opinion of Grace Advisors, Inc., dated May 30, 2003, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B. The PML, Inc. holders of common stock are urged to read the whole opinion before executing their proxy. The written opinion of Grace Advisors, Inc., addressed to the board of directors, is directed only to the consideration to be paid in the proposed Split Transaction and does not constitute a recommendation to any PML, Inc. holders of common stock as to how the shareholder should vote at the PML, Inc. special meeting.


         In arriving at its opinion, Grace Advisors, Inc.:

            - considered applicable valuation theory for similar transactions;

            - reviewed this proxy statement relating to the proposed Split Transaction;

            - reviewed PML, Inc.'s Forms 10-KSB for the years ended May 31, 1997 through 2002, and its Forms 10-QSB for the quarters ended November 30, 2002 and February 28, 2003;


            - reviewed certain financial and operating information provided to Grace Advisors, Inc. by management relating to PML, Inc.'s business, including its budget for the fiscal year ending May 31, 2003 and 2004;


            - interviewed PML, Inc.'s senior management to discuss PML, Inc.'s operations, historical financial statements and future prospects;

            - visited PML, Inc.'s headquarters and manufacturing/distribution facility in Wilsonville, Oregon;

            - reviewed PML, Inc.'s historical market prices and trading volume of its publicly traded common stock, along with publicly available financial data on PML, Inc.; and

            - reviewed publicly available financial data and stock market performance data of public companies that Grace Advisors, Inc. deemed generally comparable to PML, Inc.

Grace Advisors, Inc. also held discussions with certain members of PML, Inc.'s management with respect to past and current operations of PML, Inc., the financial condition and future prospects of PML, Inc. and certain other matters Grace Advisors, Inc. believed necessary to its inquiry. Grace Advisors, Inc. also visited PML, Inc.'s headquarters and manufacturing/ distribution facility in Wilsonville, Oregon, and reviewed such other information and analyses Grace Advisors, Inc. deemed appropriate for the purposes of its opinion.

Grace Advisors, Inc. relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by PML, Inc. or otherwise reviewed by Grace Advisors, Inc. Grace Advisors, Inc. has not assumed any responsibility or liability for that information. Grace Advisors, Inc. has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to Grace Advisors, Inc. other than the summary letter of an appraisal on the Toronto real property acquired by PML, Inc. in 2000. In relying on financial analyses and forecasts provided to Grace Advisors, Inc., it was assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and the financial condition of PML, Inc. for which such analyses or forecasts relate.


PML, Inc.'s budgets for the fiscal year ending May 31, 2003 and 2004, furnished to Grace Advisors, Inc., were prepared by the management of PML, Inc. PML, Inc. did not publicly disclose these internal management projections, as they were not prepared for public disclosure. The budgets were based upon many inherently uncertain variables and assumptions that may be beyond the control of management, including factors related to general economic and competitive conditions, prevailing interest rates and the securities markets. Accordingly, actual results could, and likely will, vary significantly from those set forth in the budget and those variances could be material. The fiscal 2003 budget reflected revenues of $14.10 million, earnings before interest, taxes and depreciation, or EBITDA, of $1.37 million, earnings before interest and taxes, or EBIT, of $0.97 million, and pretax income of $0.85 million. Per discussion with management, revised fiscal 2003 projections for revenues are $13.37 million, EBITDA of $1.37 million, EBIT of $0.95 million, and pretax income of $0.80 million. For comparison purposes, Table I reflects budget versus actual results for the fiscal year 2002 and for the eleven months ended April 30, 2003. Table II reflects historical sales, EBITDA, EBIT and pretax income trends.


TABLE I:  BUDGET VS. ACTUAL COMPARISONS

                                  (IN MILLIONS)


                                      FISCAL YEAR-END MAY 31, 2002          ELEVEN MONTHS ENDED APRIL 30, 2003
                                    --------------------------------        ----------------------------------
                                      BUDGET               ACTUAL              BUDGET               ACTUAL
                                    ------------         -----------        --------------        ------------
        Revenues                 $        13.85       $       13.25      $          12.81      $        12.28
        EBITDA                             1.49                1.24                  1.21                1.21
        EBIT                               0.79                0.86                  0.84                0.85
        Pretax Income                      0.56                0.70                  0.73                0.74

Management's annual budget for fiscal year 2004 reflects target revenues of $13.80 million, EBITDA of $1.43 million, EBIT of $1.01 million and pretax income of $0.90 million.


TABLE II:  HISTORICAL SALES & EARNINGS TRENDS

                                  (IN MILLIONS)

                                  F/Y 2003          F/Y 2002          F/Y 2001         F/Y 2000        F/Y 1999
                                --------------     ------------      -----------      -----------     -----------

                                  (REVISED
                                   BUDGET)
     Revenues                $          13.37   $        13.24    $       13.26    $       14.00   $       13.82
     EBITDA                              1.37             1.24             0.94             1.19            0.46
     EBIT                                0.95             0.86             0.58             0.84            0.05
     Pretax Income                       0.80             0.70             0.36             0.57          (0.26)

Grace Advisors, Inc.'s opinion is based on economic, market and other conditions and the information made available to Grace Advisors, Inc. as of the date of the opinion. Subsequent developments may affect the written opinion dated May 30, 2003, and Grace Advisors, Inc. does not have an obligation to update, revise or reaffirm its opinion.

Normalized earnings for a financial control position were used in the valuation calculations, without consideration of discounts or premium for control or lack of marketability. Grace Advisors, Inc. made certain adjustments to the historical income statement for fiscal 2002 and the projected income statement for fiscal 2003 to remove expenses and one-time occurrences not related to the normal operations of PML, Inc. These adjustments included removal of estimated expenses associated with being publicly traded, totaling approximately $60,000 annually, non-recurring legal expenses of $31,400 in fiscal year 2002, non-recurring income credits of approximately $30,000 in fiscal 2003 and annual payments of approximately $12,000 to PML, Inc.'s Chairman of the board of directors. These adjustments afforded a lower normalized cost structure and had the net effect of increasing the selected earnings bases from minority bases to financial control bases for the income and market valuation approaches described below. Table III summarizes the adjusted measures of earnings used with the income approach. Table IV summarizes the adjusted measures of earnings used with the market approach.

TABLE III:  ADJUSTED EARNINGS - INCOME VALUATION APPROACH

                                                              F.1.1    FISCAL              FISCAL YEAR 2002
                                                                       YEAR 2003

                                                               (REVISED BUDGET)

       Pretax income (prior to adjustments)                $             800,000       $             701,775
       Total adjustments                                                  42,000                     103,400
                                                              -------------------         -------------------
       Adjusted pretax income                                            842,000                     805,175
                                                              ===================         ===================
       Interest expense                                                  153,000                     155,101
                                                              -------------------         -------------------
       Adjusted EBIT                                                     995,000                     960,276
                                                              ===================         ===================
       Depreciation expense                                              414,000                     379,470
                                                              -------------------         -------------------
       Adjusted EBITDA                                     $           1,409,000       $           1,339,746
                                                              ===================         ===================



Fiscal year 2003 year-end figures were based on management's revised budget projections, incorporating actual results through the eleven months ended April 30, 2003.

Table IV reflects adjusted earnings for use with the market valuation approach. In order to maintain comparability with data utilized for the selected public guideline companies, trailing twelve months earnings reflect data as of PML, Inc.'s most recent quarter ended February 28, 2003.


TABLE IV:  ADJUSTED EARNINGS - MARKET VALUATION APPROACH

                                                                          F.1.2    TRAILING
                                                                                   TWELVE

                                                                          F.1.3    MONTHS
                                                                                   EARNINGS

                   Pretax income (prior to adjustments)                $                  840,014
                   Total adjustments                                                       73,400
                                                                          ------------------------
                   Adjusted pretax income                                                 913,414
                                                                          ========================
                   Interest expense                                                       131,296
                                                                          ------------------------
                   Adjusted EBIT                                                        1,044,710
                                                                          ========================
                   Depreciation expense                                                   388,519
                                                                          ------------------------
                   Adjusted EBITDA                                     $                1,433,229
                                                                          ========================

Grace Advisors, Inc. employed generally accepted valuation methods in reaching its opinion, including consideration of (a) current market prices, (b) historical market prices, (c) net book value, (d) liquidation value, (e) going concern value, (f) previous purchase prices, and (g) firm offers made over the past two years. The following is a summary of the material financial analyses deemed relevant by Grace Advisors, Inc. and used by Grace Advisors, Inc. in giving its opinion.

Table V summarizes the per share values and weighting given to each value under the income and market valuation approaches considered for the common stock issued and outstanding, including all shares associated with options having exercise prices below the offer price of $1.50.


TABLE V:  PER SHARE VALUES UNDER INCOME AND MARKET APPROACHES

         F.1.3.1.1         Income Approaches        F.1.3.1.2         Market Approaches
         ------------------------------------       ------------------------------------------------------------------------
                                                         INVESTED                  INVESTED                 HISTORICAL
         CAPITALIZATION      CAPITALIZATION              CAPITAL/                  CAPITAL/                   MARKET
             OF EBIT            OF EBITDA           F.1.3.2  EBIT           F.1.3.3  EBITDA             F.1.3.4  PRICES
             -------            ---------


              $1.28               $1.52                   $1.65                     $2.40                      $1.71
               30%                 30%                      5%                        5%                        30%

Grace Advisors, Inc. gave equal weighting to the capitalization of EBIT, capitalization of EBITDA and historical market prices methodologies. Primarily due to the significant differences in size, resources, and operating advantages enjoyed by the public companies in PML's industry segment, we gave less weighting to those market methodologies. Grace Advisors, Inc. did not rely solely on the historical market prices methodology due to significant historical price volatility. The weighted average value per share of PML, Inc.'s common stock, prior to the proposed reverse stock split of 150-to-1, was $1.56. A range of value, reflecting a 5% increase and decrease to this weighted average of $1.48 to $1.64 was considered reasonable, representing a range of equity values for PML, Inc.'s common stock equity of $2.9 million to $3.2 million to $3.5 million. Following the proposed 150-to-1 reverse stock split, the per share range of value would be $222.00 to $246.00.


Grace Advisors, Inc. excluded potentially convertible shares associated with PML, Inc.'s Class A Convertible Preferred Shares and Class B Common Shares. As the per share fair value of PML, Inc.'s Class A Convertible Preferred Shares exceeded the corresponding fair value of the common stock associated with each Preferred Share, Grace Advisors, Inc. concluded that the Class A Convertible Preferred shareholders would not choose to convert their shares.


As each Class B Common Share was valued at a 5% premium over each share of common stock, Grace Advisors, Inc. also concluded that the Class B Common shareholders would not choose to convert their shares. This premium was attributable primarily to the right associated with Class B Common Shares to elect 75% of PML, Inc.'s board of directors, and was based on discussions of multi-class stock premiums as published in FINANCIAL VALUATION: BUSINESSES AND BUSINESS INTERESTS, 2000 Update, U9B-1, U9B-3, and U9B-6.

In arriving at the per share values shown in Table V for PML, Inc.'s common stock, Grace Advisors, Inc. subtracted the fair values of PML, Inc.'s outstanding interest bearing debt as of April 30, 2003, its Class A Convertible Preferred Shares, and its Class B Common Shares from the calculated values of invested capital in the capitalization of EBIT, capitalization of EBITDA, market invested capital-to-EBIT multiple, and market invested capital-to-EBITDA multiple valuation methodologies.


The book value of PML, Inc.'s outstanding interest bearing debt as of February 28, 2003 was considered equal to its fair value.


The fair value of PML, Inc.'s Class A Convertible Preferred Shares was determined by discounting an annuity of quarterly dividends, based on the annual stated dividend rate of prime plus 1.5%, and future payments of accreted dividends as of April 30, 2003, assumed paid monthly over 36 months. A discount rate of 7.15% was used based on yields on publicly traded corporate convertible preferred shares for various class B and C categories, as published by Standard & Poor's. These categories were considered appropriate due to the financial position of PML, Inc. and its inconsistent history of paying quarterly dividends on its Class A Convertible Preferred Shares.


The value of PML, Inc.'s 211,551 shares of Class B Common outstanding was determined by applying a 5% premium over the calculated per share values of the common stock under each of the applicable methodologies.

Table VI shows the component values of invested capital under the applicable valuation methodologies. The resulting values for PML, Inc.'s common stock equity was divided by 2,136,691 shares (1,982,441 shares of common stock issued and outstanding and 154,250 shares associated with options) to arrive at the per share values in Table V.

TABLE VI:  COMPONENT VALUES OF INVESTED CAPITAL

                              F.1.3.4.1         Income Approaches           F.1.3.4.2         Market Approaches
                              ------------------------------------------    ------------------------------------------------
                                                                                 INVESTED                   INVESTED
                               CAPITALIZATION         CAPITALIZATION             CAPITAL/                   CAPITAL/
                                   OF EBIT               OF EBITDA          F.1.3.5  EBIT            F.1.3.6  EBITDA
                                   -------               ---------


    Invested Capital                 $6,452,411              $7,023,046              $7,331,775                  $9,101,005

    Less:
       Interest Bearing Debt          2,780,879               2,780,879               2,780,879                   2,780,879
       Class  A  Convertible            651,000                 651,000                 651,000                     651,000
    Preferred
           Shares
       Class B Common Shares            285,568                 343,397                 373,356                     541,068
                              ------------------    --------------------    --------------------     -----------------------

       Common Stock                  $2,521,295              $3,034,101              $3,525,540                  $5,128,058
                              ==================    ====================    ====================     =======================



Current Trading Prices (Market Approach). The most recent trading prices of PML, Inc.'s common stock in May of 2003 were $0.40 to $1.01 per share. Due to the historic price volatility and infrequent trading of PML, Inc.'s public stock, Grace Advisors, Inc. concluded that it would not be appropriate to determine value based only on current trading prices, which reflects a limited horizon.

Historical Trading Prices (Market Approach). Grace Advisors, Inc. collected publicly available information on PML, Inc.'s daily stock trading prices from January 1, 2002 through May 30, 2003. Over this period of time, trades were recorded on only 72 days. Grace Advisors, Inc. noted the following closing trade prices:

                   High                              $1.75
                   Low                                0.40
                   Mean                               1.18
                   Median                             1.25


Grace Advisors, Inc. applied a 36.87% premium to the median price to arrive at a value per share, under the historical trading prices method, of $1.71 prior to the Reverse Split ($256.50 after a 150:1 reverse stock split). The control premium compensated for adjustments made to normalized earnings in the capitalization of income and guideline company methodologies in order to arrive at a financial control level of value. The premium utilized reflected an average of the average annual acquisition premiums paid for minority interests over the period 1997 to 2001, as published in MERGERSTAT REVIEW 2002.


Going-Concern Value. The income and market approaches used by Grace Advisors, Inc. reflect going-concern values. As Pml, Inc. is a profitable operating business, versus a holding company that derives its value from the market values of its underlying assets and liabilities, and as the management of Pml, Inc. does not intend to liquidate Pml and cease operations, the going-concern premise of value was appropriate for use as of the date of this opinion. The going-concern premise of value, as reflected in the income and market approaches utilized, incorporates Pml, Inc.'s intangible value as an established business enterprise, including, but not limited to, a trained management team and workforce, established customer base, and formal operating procedures.

Adjusted Net Book Value (Asset Approach). Grace Advisors, Inc. considered, but did not utilize, the adjusted net book value method of the asset approach because of PML, Inc.'s demonstrated earnings capacity and its recent history of profitability. The income and market approaches utilized more accurately reflect the value of Pml, Inc. as a going-concern enterprise. In considering Pml, Inc.'s adjusted net book value, Grace Advisors, Inc. made the following adjustments to Pml, Inc.'s April 30, 2003 balance sheet: adjusted inventory for amounts estimated by management as slow moving, recorded a tax benefit for the income tax effect of the inventory adjustments, and adjusted Pml, Inc.'s property and equipment book balances to their estimated market values per discussions with management. Following is a summary of Pml, Inc.'s adjusted net book value..



                                                                               April 30, 2003
                                                                    --------------------------------------
                                                                      Unadjusted              Adjusted
                                                                    (in millions, except per share value)
                                                                    --------------------------------------

             Current Assets                                      $            4.11       $           4.04
             Property and Equipment                                           2.91                   2.46
             Other Assets                                                     0.17                   0.17
                                                                    ---------------         --------------
             Total Assets                                        $            7.19       $           6.67
                                                                    ===============         ==============

             Current Liabilities                                 $            3.68       $           3.68
             Long-Term Liabilities                                            1.20                   1.20
                                                                    ---------------         --------------
             Total Liabilities                                   $            4.88       $           4.88
                                                                    ===============         ==============

             Net Book Value/Adjusted Net Book Value              $            2.31       $           1.79

             Class A Convertible Preferred Shares                                                    0.65
             Class B Common Shares (incorporating 5%                                                 0.11
                 premium consistent with income and
                 market valuation methodologies)
                                                                                            --------------

             Class A Common Equity                                                       $           1.03
                                                                                            ==============

             Value per Share                                                             $           0.48
                                                                                            ==============



PML, Inc.'s value as a going-concern, using the income and market valuation approaches, more accurately reflected its total value, including any intangible value associated with a profitable going-concern enterprise, derived from the use of its assets and liabilities. Therefore, Grace Advisors, Inc. did not incorporate PML, Inc.'s adjusted net book value in its common stock per share values in Table V.

Liquidation Value (Asset Approach). Grace Advisors, Inc. considered, but did not utilize, the liquidation value method of the asset approach because of PML, Inc.'s demonstrated earnings capacity and its history of profitability as a going concern. Due to costs incurred in liquidation, e.g., asset write-downs and operating costs during the liquidation phase, the resulting estimated value would be below PML, Inc.'s adjusted net book value. As PML, Inc. has the ability to continue as a going concern and as management does not intend to cease operations, Grace Advisors, Inc. believed that the going-concern valuations were more appropriate indicators of value for use with the Split Transaction.


Guideline Company Method (Market Approach). Using publicly available information, Grace Advisors, Inc. reviewed selected financial data of 11 publicly traded companies deemed similar to PML, Inc. The selected companies were:

           Apogent Technologies, Inc.                  Immucor, Inc.
           Becton Dickinson & Co.                      Meridian Bioscience, Inc.
           Biosite, Inc.                               Quidel Corp.
           Biosource International, Inc.               Serologicals Corp.
           Diagnostic Products Corp.                   Techne Corp.
           E-Z-EM, Inc.



These companies were selected because, among other reasons, they represented businesses operating in similar industry segments and targeting similar customer bases. It should be noted that the selected guideline companies were either considerably larger, had more diversified customer groups, had less leveraged capital structures and greater access to capital and human and technological resources, or engaged in more significant research and development than PML, Inc. In addition, their historical and projected earnings growth rates were greater than PML, Inc.'s. These differences tend to impact comparability. Grace Advisors, Inc. considered the trailing twelve-month multiples derived from the subject guideline public companies as of May 30, 2003, obtained from Standard & Poor's Research Insight CD-ROM database (S&P). Grace Advisors, Inc. selected an average of the lowest three multiples in each category, invested capital-to-EBIT and invested capital-to-EBITDA, and adjusted those multiples by 40% in order to account for significant differences in operating and financial trends, as previously discussed.


TABLE VII:  GUIDELINE COMPANY MULTIPLES

                                                                                                               PML's per
                                     High         Low        Mean        Median     Selected   Adjusted      F.1.4    S&P
                                     ----         ---        ----        ------     --------   --------

    Invested Capital/EBIT               53.91      10.35        24.03       16.61       11.70       7.02             4.95

    Invested Capital/EBITDA             18.36      10.10        12.97       11.03       10.59       6.35             3.48


The adjusted multiples were applied to PML, Inc.'s normalized trailing twelve-month earnings measures, shown in Table IV, as of the most recent quarter ended, February 28, 2003. Normalized earnings were used in order to reflect the economic benefits that could be realized by a financial control ownership position. As previously discussed, the fair values of PML, Inc.'s interest bearing debt, Class A Convertible Preferred Shares, and Class B Common Shares were subtracted from the value of PML, Inc.'s invested capital.

The resulting per share value indications for PML, Inc.'s common stock, based on the guideline company method of the market approach were:

                                               Before Reverse    After Reverse
                                                 Stock Split      Stock Split
                                               --------------    -------------

           Invested Capital/EBIT                         $1.65           $247.50

           Invested Capital/EBITDA                       $2.40           $360.00

Capitalization of Earnings Method (Income Approach). The capitalization of earnings methodology of the income approach, like the market approach methodologies, reflects the going-concern value of an enterprise. Grace Advisors, Inc. utilized a single period model, based on an estimate of normalized, recurring earnings that could be realized by a financial control ownership position. In this model, a representative measure of annual earnings is capitalized based on a required rate of return for the subject equity interest. Growth in earnings is incorporated as a component of the required rate of return. Grace Advisors, Inc. weighted normalized earnings from fiscal year 2002 and annualized normalized earnings for fiscal year 2003, as shown in Table III, equally in arriving at single period measures of EBIT, $977,638, and EBITDA, $1,374,373.

Grace Advisors, Inc. capitalized normalized EBIT using a multiple of 6.60. Normalized EBITDA was capitalized using a multiple of 5.11. Multiples represent the inverse of required rates of return. An EBIT multiple of 6.60 is associated with a 15.15% required return. An EBITDA multiple of 5.11 is associated with a 19.56% required return. These returns were developed using the build-up method for establishing capitalization rates, a derivation of the capital asset pricing model.

The required return was developed beginning with the following elements: a risk free rate of 4.83% obtained from the May 30, 2003 issue of THE WALL STREET JOURNAL, a historical long-term equity market return for the S&P 500 of 7.40% and a historical 10th-decile-size premium for the S&P 500 of 5.33%, both calculated by Ibbotson Associates as published in the March, 2003 issue of Shannon Pratt's BUSINESS VALUATION UPDATE, a company-specific premium of 2.00% to reflect PML, Inc.'s unique industry environment, and a company-specific premium of 1.50% to reflect PML, Inc.'s dependency on a strategic relationship with one of its distributors. The resulting cash flow discount rate of 20.54% was increased by 2.00% in the EBIT model and 6.00% in the EBITDA model to reflect uncertainties concerning the realization of cash flows from accrual-based earnings. A higher rate was used in the EBITDA model to account for greater uncertainties regarding capital expenditure requirements. The resulting accrual based discount rates of 22.54% for EBIT and 26.54% for EBITDA were incorporated into a weighted average cost of capital (WACC) model to arrive at returns appropriate for invested capital measures of earnings.

The WACC model developed a required return reflective of PML, Inc.'s capital structure, including interest bearing debt, convertible preferred equity, and common equity. Grace Advisors, Inc. used PML, Inc.'s estimated weighted average debt rate, tax affected using PML, Inc.'s current effective tax rate of 38%, of 3.20%, an estimate of a required market yield for PML, Inc.'s Class A Convertible Preferred Shares of 7.15%, and the above common equity rates of return of 22.54% for EBIT and 26.54% for EBITDA. The resulting weighted average WACC discount rates of 12.67% for EBIT and 15.49% for EBITDA were converted to WACC capitalization rates by subtracting an estimate for a long-term sustainable growth rate for annual earnings for PML, Inc. of 3.00%. The resulting WACC capitalization rates of 9.67% for EBIT and 12.49% for EBITDA, reflective of earnings one-year out, were converted to their present values for use with the normalized single period measures of EBIT and EBITDA by dividing them by one plus the long-term sustainable growth rate of 3.00%, resulting in required WACC returns of 9.39% for EBIT and 12.13% for EBITDA. These after-tax WACC capitalization rates were converted to pretax rates, 15.15% for use with EBIT and 19.56% for use with EBITDA, using PML, Inc.'s current effective tax rate of 38%. The earnings multiples associated with these EBIT and EBITDA pretax WACC required returns were 6.60 and 5.11, respectively.

The resulting per share value indications for PML, Inc.'s common stock, based on the capitalization of earnings method of the income approach were:

                                               Before Reverse    After Reverse
                                                 Stock Split      Stock Split
                                               --------------    -------------

           Capitalization of EBIT                        $1.28           $192.00

           Capitalization of EBITDA                      $1.52           $228.00


Previous Purchase Prices or Firm Offers to Acquire PML, Inc. Per discussion with management, there have been no material purchases of PML, Inc.'s common stock or firm offers to acquire PML, Inc. during the last two years.


In connection with its opinion dated May 30, 2003, Grace Advisors, Inc. performed procedures to update its analyses, as presented to PML, Inc.'s board of directors on March 22, 2003, and reviewed the assumptions upon which its analyses were based and the factors considered. In updating its opinion, Grace Advisors, Inc.:


            - reviewed PML, Inc.'s Form 10-QSB for the quarter ended February 28, 2003;


            - reviewed PML, Inc.'s internal financial statements as of April 30, 2003 and its budget for fiscal year 2004, as prepared by management.

            - made inquiries of PML, Inc.'s President and Controller regarding any changes or unusual items occurring since the site visit conducted by Grace Advisors, Inc. on March 20 and 21, 2003; and

            - reviewed publicly available financial data and stock market performance data for PML, Inc. and the public companies that Grace Advisors, Inc. deemed generally comparable to PML, Inc. and relevant economic variables used in its valuation calculations.

The summary set forth above does not completely describe the analyses or data considered by Grace Advisors, Inc. The preparation of a fairness opinion is a complex process not readily susceptible to partial analysis or summary description. Grace Advisors, Inc. believes that the summary set forth above and its analyses must be considered as a whole and that selecting parts of the summary, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. Grace Advisors, Inc. based its analyses on assumptions it deemed reasonable, including assumptions about general business and economic conditions and industry-specific factors.

Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties, future results may differ materially from those forecast.


         Grace Advisors, Inc. was selected by the board of directors of PML, Inc. to deliver a fairness opinion on the $1.50 pre-split price per share for the Split Transaction. The board of directors considered proposals from ______ prospective advisors and, based on its experience and qualifications, the board of directors chose Grace Advisors, Inc. Grace Advisors, Inc. is the St. Louis office of Centerprise Advisors, Inc., a national accounting and consulting firm with approximately 30 valuation specialists nationwide. Several of these professionals serve on business valuation committees and task forces of the American Institute of Certified Public Accountants and speak on a variety of valuation issues to national and local conferences. Grace Advisors, Inc. and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, fairness opinions, minority shareholder representations and other purposes.

For conducting its preliminary valuation, PML, Inc. paid Grace Advisors, Inc. professional fees in the amount of $20,000. For delivery of its updated opinion, Grace Advisors, Inc.'s additional professional fees will be approximately $10,000. In addition, PML, Inc. has agreed to reimburse Grace Advisors, Inc. for direct expenses related to its services. The engagement fees were outlined in Grace Advisors, Inc.'s engagement letter approved by the board of directors on January 30, 2003. This was PML, Inc.'s first engagement of Grace Advisors, Inc. and other than this engagement, PML has had no relationship with Grace Advisor's Inc. at any time.


                   INFORMATION RELATING TO THE SPECIAL MEETING


The Special Meeting will be held on July_____, 2003 at _____ a.m., local time, at the Company's offices, located at 27120 SW 95th Avenue, Wilsonville, Oregon 97070. At the Special Meeting, stockholders will be asked to consider and vote upon the Split Transaction. Only stockholders of record as of the close of business on June 6, 2003, the record date, are entitled to receive notice of and to vote at the Special Meeting.


                    CERTAIN EFFECTS OF THE SPLIT TRANSACTION

The Split Transaction constitutes a "going private" transaction under the U.S. securities laws. Following the Split Transaction our stock will no longer be publicly traded or quoted on the OTC, we will no longer be required to file periodic and other reports with the SEC, and we will formally terminate our reporting obligations under the 1934 Act.

                                  VOTE REQUIRED

Approval of the amendment and the related transactions requires the affirmative vote of the holders of a majority of the outstanding shares of each class of Company stock. You are entitled to one vote per share of Common Stock held as of the record date. As of the record date, we had 1,982,441 shares of common stock, 211,551 shares of Class B common stock, and 4,950 shares of Preferred Stock, issued and outstanding. Each of our directors and executive officers has indicated his intention to vote for the approval of the amendment and the related transactions. The Company's directors and executive officers own approx 27% of the common stock, 67.5% of the Class B common stock and 42.4% of the Preferred Stock.

            EXCHANGE OF STOCK CERTIFICATES AND SETTLEMENT OF OPTIONS

It is currently anticipated that Computer Share, Inc. will serve as exchange agent to receive stock certificates of PML and to send cash payments to our stockholders entitled to receive them. Promptly following the effective date of the Split Transaction, the exchange agent will send a letter of transmittal to each affected stockholder, which will describe the procedures for surrendering stock certificate(s) in exchange for the cash consideration. Upon receipt of the certificate(s) and properly completed letters of transmittal, the exchange agent will make the appropriate cash payment within approximately 20 business days. No interest will accrue on the cash consideration after the effective time.

 PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES OR OPTION AGREEMENTS AT THIS TIME.
 -------------------------------------------------------------------------------

                                 EFFECTIVE TIME

The effective time of the Split Transaction will occur when the Secretary of State of the State of Delaware accepts for filing the amendment to the Certificate of Incorporation of the Company, as amended.

                              REGULATORY APPROVALS

The Company is not aware of any material governmental or regulatory approval required for completion of the transaction, other than compliance with the relevant federal and state securities laws and the corporate laws of Delaware.

                                  ESCHEAT LAWS

The unclaimed property and escheat laws of each state provide that under circumstances defined in that state's statutes, holders of unclaimed or abandoned property must surrender that property to the state. Persons whose shares are eliminated and whose addresses are unknown to the Company, or who do not return their stock certificates and request payment therefor, generally will have a period of years from the Effective Date in which to claim the cash payment payable to them. For example, with respect to stockholders whose last known addresses are in Oregon, as shown by the records of the Company, the period is three years. Following the expiration of that three-year period, the Uniform Disposition of Unclaimed Property Act of Oregon would likely cause the cash payments to escheat to the State of Oregon. For stockholders who reside in other states or whose last known addresses, as shown by the records of the Company, are in states other than Oregon, such states may have abandoned property laws which call for such state to obtain either (i) custodial possession of property that has been unclaimed until the owner reclaims it; or
(ii) escheat of such property to the state. Under the laws of such other jurisdictions, the "holding period" or the time period which must elapse before the property is deemed to be abandoned may be shorter or longer than three years. If the Company does not have an address for the holder of record of the shares, then unclaimed cash-out payments would be turned over to its state of incorporation, the state of Delaware, in accordance with its escheat laws.

                                APPRAISAL RIGHTS


No appraisal rights are available under the Delaware General Corporation Law to stockholders who dissent from the Split Transaction. There may exist other rights or actions under state law for stockholders who are aggrieved by reverse stock splits generally. Although the nature and extent of such rights or actions are uncertain and may vary depending upon facts or circumstances, stockholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate officers and directors and to the fairness of corporate transactions. For example, stockholders could, if they deemed such to be applicable, take appropriate legal action against the Company and its board of directors, and claim that the transaction was unfair to the unaffiliated stockholders, and/or that there was no justifiable or reasonable business purpose for the Split Transaction. Stockholders holding less than 150 Pre-Split Shares who want to remain stockholders of the Company may purchase a sufficient number of additional shares on the open market in order to hold more than 150 Pre-Split Shares prior to the Effective Date of the Split Transaction. Those stockholders who do not desire to remain stockholders of the Company may sell a sufficient number of shares such that they hold fewer than 150 Pre-Split Shares before the Effective Date of the Split Transaction in order to be cashed out in the Split Transaction. The Company is not aware of any other right or relief that may be available to stockholders in law or in equity.


                                   THE PARTIES

The Company's board of directors and executive officers consist of the following individuals:


A. RON TORLAND - Age 56. Mr. Torland has been employed by the Company or its predecessors since 1970. He became Chairman of the Board in 1988, and from 1988 to 1996 time had been Chief Executive Officer and from 1982 to 1988 has been President. Mr. Torland also was Treasurer of the Company from 1972 to 1996 and has been a member of the board of directors since the Company was incorporated in 1972. In July 1999, Mr.

Torland became Secretary of the Company. Mr. Torland holds a Bachelor of Science degree in Business Administration, and served in the United States Army from 1968 to 1970.

KENNETH L. MINTON - Age 53. Mr. Minton was hired as the Company's President and Chief Executive Officer in April 1996 and was elected to the board of directors in November 1997. He has extensive experience in operations, finance, sales and marketing in several industries. Before joining PML, he was President and Chief Operating Officer of Hind, Inc., a manufacturer and distributor of high-end sports apparel from 1993 to 1996. Prior to that time, Mr. Minton had been a Vice President of Microwave Applications Group, an electronics manufacturer, from 1985 to 1993. Mr. Minton holds a Bachelors of Science degree in Business Administration.


DOUGLAS C. JOHNSON - Age 47. Mr. Johnson has been a Director of the Company since March 1996. He holds a Bachelor of Arts degree in Music from Fort Wright College in Spokane, Washington, and a Masters degree from the University of Southern California. He joined the Company in 1995 as Project Manager, a position in the he currently holds.

CRAIG S. MONTGOMERY, PH.D. - Age 49. Dr. Montgomery has been a Director of the Company since March 1996. He is a licensed clinical psychologist and, from 1983 to 1991, was Program Director of New Day Center in Portland, Oregon. New Day Center is a residential and outpatient facility for chemical dependency treatment. From 1991 to 1993, Dr. Montgomery was Clinical Supervisor of New Day Center and at the Dual Diagnosis Program at Portland Adventist Hospital and Caremark Behavioral Health Services. Dr. Montgomery now is in private practice. He holds a Masters degree from Pepperdine University and a Ph.D. from the California School of Professional Psychology in San Diego, California.

No director or executive officer of PML has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of violations of such laws. Each director and executive officer is a citizen of the United States.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the ownership of issued and outstanding shares of the Company by each director, executive officer, and person known to the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities as of February 28, 2003:


                                                                            Amount and                        After
Title of                            Name and Address                        Nature of            Percent      Split
 Class                              of Beneficial Owner                Beneficial Interest       of Class   Transaction
--------                            -------------------                -------------------       --------   -----------
                                    Douglas C. & Joanne E. Johnson              266,8323           13.5%        14.3%
Common                              21860 SW 103rd Ct.
                                    Tualatin, OR  97062

                                    Julian G. Torland                           253,0256           12.8%        13.6%
Common                              11100 SW North Dakota Street
                                    Tigard, OR  97223

                                       29

                                    A. Ron Torland                              193,5862            9.8%        10.4%
Common                              10595 SW Kiowa Street
                                    Tualatin, OR  97062

                                    Mary Lou Ham                                187,2435            9.4%        10.0%
Common                              8654 SW Hamlet Ct.
                                    Tigard, Or 97224

                                    Kenneth L. Minton                            180,976            9.1%         9.7%
Common                              2390 Michael Dr.
                                    West Linn, OR 97068-4064

                                    Craig S. Montgomery                         167,2434            8.4%         9.0%
Common                              12600 SE Rachella Ct.
                                    Boring, OR  97009

                                    Marcia Drake                                121,2437            6.1%         6.5%
Common                              28890 S. Beavercreek Road
                                    Mulino, OR  97042

Class B                             A. Ron Torland                               142,902           67.5%
Common                              10595 SW Kiowa Street
                                    Tualatin, OR  97062

Class B                             Julian G. Torland                             68,649           32.5%
Common                              11100 SW North Dakota Street
                                    Tigard, OR  97223

Class A                             Douglas C. & Joanne E. Johnson                1,8008           36.3%
Convertible Preferred               21860 SW 103rd Ct.
                                    Tualatin, OR  97062


Class A                             Arthur N. & Bessie M. Torland                 1,2509           25.2%
Convertible Preferred               10755 SW Lucas Dr.
                                    Tualatin, OR  97062

Class A                             Julian G. Torland                                700           14.1%
Convertible Preferred               11100 SW North Dakota Street
                                    Tigard, OR  97223

Class A                             A. Ron Torland                                   300            6.1%
Convertible Preferred               10595 SW Kiowa Street
                                    Tualatin, OR  97062

Class A                             Craig S. Montgomery                            300              6.1%
Convertible Preferred               12600 SE Rachella Ct.
                                    Boring, OR 97009

                                       30

Class A                             Marcia Drake                                   300              6.1%
Convertible Preferred               28890 S. Beavercreek Rd
                                    Mulino, OR 97042

Class A                             Mary Lou Ham                                   300              6.1%
Convertible Preferred               8654 SW Hamlet Ct.
                                    Tigard, Or 97224

--------------------------------------------------------------------------------
1. Except as otherwise indicated, the amounts set forth below include all shares owned directly by the named individuals, by the individuals indirectly through a trust or corporation, or by the individuals' spouses and minor children over which the individual exercises sole or shared voting and investment power.

2. Includes 1,000 shares owned by Janice Torland, Ron Torland's wife. Also includes 23,500 shares owned by Kris Cruz, Ron Torland's adult daughter. Ron Torland disclaims any beneficial interests in those shares.

3. Includes 96,743 shares owned by Joanne Johnson, Doug Johnson's wife, and 70,500 shares owned by the Johnson children.

4.       Includes 70,500 shares owned by the Montgomery children.

5. Includes 70,500 shares owned by the Ham children who are adults. Mary Lou Ham disclaims any beneficial interest in these shares.

6. Includes 15,000 shares owned by Mary Torland, Julian Torland's wife. Also includes 39,750 shares owned by Julian's adult children. Julian Torland disclaims any beneficial interest in those shares.

7. Includes 23,500 shares owned by Marcia Drake's adult son. Marcia Drake disclaims any beneficial interest in these shares.

8.       Includes 300 shares owned by Joanne Johnson, Doug Johnson's wife.

9. In fiscal 2002, Arthur N. and Bessie M. Torland gifted 300 shares each to Joanne E. Johnson, A. Ron Torland, Craig Montgomery, Marcia Drake, and Mary Lou Ham. Arthur N. and Bessie M. Torland disclaim any beneficial interest in these shares.
--------------------------------------------------------------------------------

The directors and officers of the Company, as a group, own 536,189 shares of common stock, representing 27% of that class, 142,902 shares of Class B common stock, representing 67.5% of that class, and 2,100 shares of Class A Convertible Preferred Stock, representing 42.4% of that class. There are no arrangements known to management that would result in a change of control of the Company.

                      MARKET FOR THE COMPANY'S COMMON STOCK

COMMON STOCK MARKET PRICE INFORMATION

The Company's Common Stock is traded on the OTC under the symbol "PMLI." The Company's Class B Common Stock and Preferred Stock are not publicly traded. The following table shows, for the quarters indicated, the range of bid prices for the Company's Common Stock as reported in the "Pink Sheets."

                                                            Common Stock
                                                            ------------
                                                        High            Low
                                                        ----            ---

Fiscal 2003

First Quarter.................................          $1.70           $0.55
Second Quarter................................          $1.50           $1.05
Third Quarter (through February 28, 2003)               $1.75           $0.52

Fiscal 2002

First Quarter ................................          $1.25           $1.01
Second Quarter ...............................          $1.01           $0.55
Third Quarter ................................          $0.75           $0.40
Fourth Quarter ...............................          $1.40           $0.51

Fiscal 2001

First Quarter ................................          $1.375          $0.75
Second Quarter ...............................          $2.125          $1.25
Third Quarter ................................          $1.25           $1.25
Fourth Quarter ...............................          $1.39           $1.07

         On April 24, 2003, the last full trading day prior to the day on which the preliminary proxy statement was filed with the SEC, the last bid price for the Company's Common Stock on the OTC was $0.65.


         On June 5, 2003, the last trading day prior to the Record Date, the closing price for the Company's Common Stock on the OTC was $0.40.


         The market price for the Company's Common Stock is subject to fluctuation and stockholders are urged to obtain current market quotations.

DIVIDEND INFORMATION

         The Company has never paid any dividends on its Common Stock or its Class B Common Stock and does not intend to pay such dividends in the foreseeable future. The Company currently intends to retain any future earnings for its development and growth.

                              STOCKHOLDER PROPOSALS

If the Split Transaction is not approved, PML plans to hold its 2003 annual meeting of stockholders in October 2003. Any stockholder who wishes to present a proposal for inclusion in the proxy materials for PML's 2003 annual meeting of stockholders must submit the proposal to PML by not later than June 1, 2003. Stockholder proposals which do not appear in the proxy statement may be considered at the 2003 annual meeting of stockholders only if written notice of the proposal is received by PML by not later than June 1, 2003, assuming the Company remains subject to the reporting requirements of the 1934 Act. Any stockholder proposals are subject to the requirements of the proxy rules adopted under the 1934 Act.

                              AVAILABLE INFORMATION

We have filed a Rule 13e-3 Split Transaction Statement on Schedule 13E-3 under the 1934 Act with respect to the Split Transaction. The Schedule 13E-3 contains additional information about the Company. Copies of the Schedule 13E-3 are available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written request directed to A. Ronald Torland at PML, Inc., 27120 SW 95th Avenue, Wilsonville, Oregon 97070,
Telephone: (503) 570-2500, extension 404.

We are currently subject to the information requirements of the 1934 Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to our business, financial and other matters. Stockholders of the Company as of the Record Date for the Special Meeting are being forwarded a copy of the Company's Annual Report on Form 10-KSB (exclusive of exhibits) as filed with the SEC, and the consolidated statements of financial condition of the Company as of May 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years ended May 31, 2002, prepared in accordance with generally accepted accounting principles. Copies of the Company's Form 10-QSBs for the quarterly periods ended August 31, 2002, November 30, 2003 and February 28, 2003 are available, upon written request, at no charge to all stockholders. For a copy, write to A. Ronald Torland at PML, Inc., 27120 SW 95th Avenue, Wilsonville, Oregon 97070, Telephone: (503) 570-2500, extension 404.

Copies of such reports, proxy statements and other information, as well as the
Schedule 13E-3, may be copied (at prescribed rates) at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the SEC:
500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. For further information concerning the SEC's public reference rooms, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC's Internet address at "http://www.sec.gov." The Company's Common Stock is quoted on the Over-The-Counter Electronic Bulletin Board under the symbol "PMLI," and certain reports, proxy statements and other information can also be inspected and copied at the offices of the National Association of Securities Dealers, 33 Whitehall Street, New York, NY 10004-2193.

                                     ANNEX A
                                     -------

          CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION, AS
                             AMENDED, OF PML, INC.

                  PROPOSED FORM OF CERTIFICATE OF AMENDMENT TO
                    CERTIFICATE OF INCORPORATION, AS AMENDED,
                          TO EFFECT REVERSE STOCK SPLIT

                            CERTIFICATE OF AMENDMENT
                                       TO
                    CERTIFICATE OF INCORPORATION, AS AMENDED
                                       OF
                                    PML, INC.

            PML, Inc., (the "Corporation"), a corporation existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

            FIRST: This Certificate of Amendment amends the provisions of the Corporation's Certificate of Incorporation, as amended, (the "Certificate of Incorporation").

            SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and shall become effective at 6:00 p.m., eastern time, on [ ].

            THIRD: Paragraph 3 of the Certificate of Incorporation is hereby amended by deleting Paragraph 3 in its entirety and replacing it with the following:

            "3. CLASSES OF STOCK. Without regard to any other provision of this Certificate of Incorporation, each one (1) share of Common Shares (as defined below), either issued and outstanding or held by the Corporation as treasury stock, immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one-one hundred and fiftieth (1/150th) of a fully-paid and nonassessable share of Common Shares, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional Common Shares shall be issued to any holder of fewer than one hundred and fifty (150) Common Shares immediately prior to the time this amendment becomes effective, and that instead of issuing such fractional Common Shares, the Corporation shall pay in cash, as of the time this amendment becomes effective, one dollar and fifty cents ($1.50) for each Common Share held by any holder of fewer than one hundred and fifty (150) Common Shares immediately before the time when this amendment becomes effective. Each one (1) share of Class B Common Shares (as defined below), either issued and outstanding or held by the Corporation as treasury stock, immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one-one hundred and fiftieth (1/150th) of a fully-paid and nonassessable share of Class B Common Shares, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional Class B Common Shares shall be issued to any holder of fewer than one hundred and fifty (150) Class B Common Shares immediately prior to the time this amendment becomes effective, and that instead of issuing such fractional Class B Common Shares, the Corporation shall pay in cash the fair value of such fractions of a Class B Common Share as of the time when this amendment becomes effective.

           The total number of shares which the Corporation is authorized to issue is 2,775,100 shares of which 2,500,000 shall be designated "Common Shares;" 250,000 shall be designated "Class B Common Shares;" 100 shall be designated "Class D Common Shares;" 25,000 shall be designated "Preferred Shares." The number of Class D Common Shares authorized shall not exceed two percent (2%) of the number of Common Shares authorized. All shares of stock of the Corporation shall have a par value of $0.01 per share. No holders of shares of any class of stock of the Corporation now or hereafter authorized shall be entitled to cumulative voting or shall have any preferential or preemptive right to subscribe for, purchase or receive any shares of the Corporation; except that, holders of Class B Common Shares shall have preemptive rights with respect to the issuance of Class B Common Shares only. In addition, the Corporation shall not sell or offer to sell any Class B Common Shares without approval of the holders of a majority of the issued and outstanding Class B Common Shares.

            FOURTH: That all other provisions of the Certificate of Incorporation of the Corporation, as amended, shall remain in full force and effect.

            IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this [ ] day of [ ], 2003.


                                       By: --------------------------------

                                     Name:

                                    Title:

                  PROPOSED FORM OF CERTIFICATE OF AMENDMENT TO
                    CERTIFICATE OF INCORPORATION, AS AMENDED,
                          TO EFFECT FORWARD STOCK SPLIT

                            CERTIFICATE OF AMENDMENT
                                       TO
                    CERTIFICATE OF INCORPORATION, AS AMENDED
                                       OF
                                    PML, INC.

            PML, Inc., (the "Corporation"), a corporation existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

            FIRST: This Certificate of Amendment amends the provisions of the Corporation's Certificate of Incorporation, as amended, (the "Certificate of Incorporation").

            SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and shall become effective at 6:01 p.m., eastern time, on [ ].

            THIRD: Paragraph 3 of the Certificate of Incorporation is hereby amended by deleting Paragraph 3 in its entirety and replacing it with the following:

            "3. CLASSES OF STOCK. Without regard to any other provision of this Certificate of Incorporation, each one (1) share of Common Shares, either issued and outstanding or held by the Corporation as treasury stock (and including each fractional Common Share in excess of one
           (1) Common Share held by any stockholder, immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one hundred and fifty (150) fully-paid and nonassessable Class A Common Shares (as defined below), without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional Class A Common Shares shall be issued. Each one (1) share of Class B Common Shares (as defined below), either issued and outstanding or held by the Corporation as treasury stock (and including each fractional share in excess of one (1) Class B Common Share held by any stockholder, immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one hundred and fifty (150) fully-paid and nonassessable Class B Common Shares, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional Class B Common Shares shall be issued.

           The total number of shares which the Corporation is authorized to issue is 2,775,100 shares of which 2,500,000 shall be designated "Class A Common Shares;" 250,000 shall be designated "Class B Common Shares;" 100 shall be designated "Class D Common Shares;" 25,000 shall be designated "Preferred Shares." The number of Class D Common Shares authorized shall not exceed two percent (2%) of the number of Common Shares authorized. All shares of stock of the Corporation shall have a par value of $0.01 per share. No holders of shares of any class of stock of the Corporation now or hereafter authorized shall be entitled to cumulative voting or shall have any preferential or preemptive right to subscribe for, purchase or receive any shares of the Corporation; except that, holders of Class B Common Shares shall have preemptive rights with respect to the issuance of Class B Common Shares only. In addition, the Corporation shall not sell or offer to sell any Class B Common Shares without approval of the holders of a majority of the issued and outstanding Class B Common Shares.

            FOURTH: That all other provisions of the Certificate of Incorporation of the Corporation, as amended, shall remain in full force and effect.

            IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this [ ] day of [ ], 2003.


                                          By: --------------------------------
                                          Name:
                                          Title:

                                     ANNEX B

                                FAIRNESS OPINION



                                                                    May 30, 2003







Board of Directors
Pml, Inc.
27120 SW 95th Avenue
Wilsonville, Oregon   97070-9220


         You have requested our opinion as to the fairness, from a financial point of view, to the Common shareholders of the per share offer price of $1.50, prior to the reverse stock split, $225.00 following the reverse stock split, for the purchase of outstanding fractional shares of the Common Shares of Pml, Inc. (the "Company") in conjunction with the proposed reverse and forward stock splits (the "Split Transaction").

         In arriving at our opinion, we have reviewed the proxy statement, dated as of _____________, filed by Pml, Inc., a Delaware corporation, which provides for the Transaction. In addition, in the course of our analysis for rendering this opinion, we have:

         -   considered applicable valuation theory for similar transactions;

         - reviewed Pml, Inc.'s Forms 10-KSB for the years ended May 31, 1997 through 2002, and its Forms 10-QSB for the quarters ended November 30, 2002 and February 28, 2003;

         - reviewed certain financial and operating information provided to Grace Advisors, Inc. by management relating to Pml, Inc.'s business, including its budgets for the fiscal years ending May 31, 2003 and 2004;

         - interviewed Pml, Inc.'s senior management to discuss Pml, Inc.'s operations, historical financial statements and future prospects;

         - visited Pml, Inc.'s headquarters and manufacturing/distribution facility in Wilsonville, Oregon;

         - reviewed Pml, Inc.'s historical market prices and trading volume of its publicly traded Common Shares, along with publicly available financial data on Pml, Inc.;

         -   reviewed  publicly  available   financial  data  and  stock  market
             performance data of public companies that Grace Advisors, Inc. deemed generally comparable to Pml, Inc.; and

         -   conducted   such   other   studies,   analyses,    inquiries,   and
             investigations, as we deemed appropriate for the purposes of this opinion.

         In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was available to us from public sources and all the financial and other information provided to us by Pml, Inc. or its representatives. We have further relied upon the assurances of the management of the Company that they are unaware of any facts that would make the information Pml, Inc. or its representatives provided to us incomplete or misleading. We have not conducted any valuations or appraisals of any assets or liabilities, nor have any such valuations or appraisals been provided to us other than the summary letter of an appraisal on the Toronto real property acquired by Pml, Inc. in 2000. In relying on financial analyses and future expectations provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the results of operations and financial condition of the Company.


         Our opinion is necessarily based on economic, market, financial, and other conditions, as they exist on, and on the information made available to us, as of the date of this letter. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, review, or reaffirm this opinion.

         In addition, we were not requested to and did not provide advice concerning the structure or any other aspects of the Split Transaction, or to provide services other than the delivery of this opinion.

         On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid by Pml, Inc. in the proposed Split Transaction is fair, from a financial point of view, to the Common shareholders of Pml, Inc.

         The opinion expressed herein is provided for the information and assistance of the Board of Directors of Pml, Inc. concerning its consideration of the Split Transaction. Our opinion does not constitute a recommendation to the Board of Directors or the Common shareholders of Pml, Inc.

                                                 Very truly yours,


                                                 Grace Advisors, Inc.

                                   [PML LOGO]



                     PRESENTATION TO THE BOARD OF DIRECTORS
                                       OF
                                    PML, INC.


                         OVERVIEW OF BUSINESS VALUATION

                                 MARCH 22, 2003



`


























[GRACE ADVISORS LOGO]

                                                      March 22, 2003





Board of Directors
PML, INC.
27120 SW 95th Avenue
Wilsonville, Oregon   97070-9220


Thank you for giving us the opportunity to assist you with your current business valuation needs for PML, INC./PML MICROBIOLOGICALS, INC. (collectively referred to as "Pml" or the "Company"). We enjoyed working with your management team and learning about Pml's operations and prospects.

We were engaged to provide a fairness opinion on the share price to be offered by the Company in its planned recapitalization/going private transaction. Attached is an overview of our preliminary analysis. As part of our analysis, we performed the following:

         >>  Reviewed   financial  and   operating   data  obtained  from  Pml's
             historical Forms 10-KSB and 10-QSB and as provided by the Company's management.

         >> Conducted a site visit of the Company's headquarters and manufacturing/distribution facility in Wilsonville, Oregon. As part of this visit, we interviewed key management personnel, including the general manager for the Toronto manufacturing/distribution center.

         >> Reviewed economic and industry data obtained from Value Line, Inc., a variety of Internet sites, and Forms 10-K of publicly traded companies in the same or similar industries.

         >>  Identified   relevant   valuation  theory  as  applicable  to  this
             engagement.

As a result of our preliminary analysis, we have concluded that the value being offered by the Company to the publicly traded Common minority shareholders of $1.50 per share, based on the number of Common Shares outstanding or potentially convertible prior to the reverse stock split, is fair from a financial point of view. Our preliminary conclusion on a fair range of value is $1.38 to $1.52, or $207.00 to $228.00 per share after the planned 150/1 reverse stock split.

We will update our valuation calculation to coincide with the date of our fairness opinion. Since we were able to utilize Pml's financial results for the nine months ended February 28, 2003 in our preliminary calculations, a change in the public value multiples/equity returns used with the income and market valuation approaches represents the primary factor that might cause a change from the above range of value.

BOARD OF DIRECTORS                                                MARCH 22, 2003
PML, INC.                                                                 PAGE 2
--------------------------------------------------------------------------------


Prior to the issuance of our fairness opinion, we will ask the Company's chairman, president, and controller to sign a representation letter on the accuracy and reliability of the financial and operational information used in the engagement.

This presentation packet is limited in its discussion regarding our analyses and information utilized in the valuation process. As such, it represents a departure from the specific guidelines for written reports, Standard 10, Business Appraisal Reporting, of the Uniform Standards of Professional Appraisal Practice. While this departure will not confuse or mislead the intended users of this reporting document, it does represent a limitation on our valuation assignment that must be disclosed. See page 24 for additional assumptions and limiting conditions concerning this valuation engagement.

We sincerely appreciated the opportunity to work with Pml. Lynda Lieberman will contact you to discuss the attached analysis. Subsequent to that discussion, receipt of the Company's February 28, 2003 Form 10-QSB, copies of minutes of board of directors' meetings subsequent to January 21, 2003, and receipt of a signed management representation letter, we will complete our valuation update and opinion of fairness. A copy of this presentation has been forwarded to your attorney, David Baca, for his review.




                                                      /s/ GRACE ADVISORS, INC.
                                                          March 22, 2003

                                TABLE OF CONTENTS




                                                                            PAGE

    Description of the Engagement..........................................   1


    Observations Concerning Pml............................................   2

         Historical Financial Ratios.......................................   4
         Historical Cash Flow Statements...................................   5


    Calculation of Fair Value..............................................   6

          Common Shares &
              Fair Value of Class A Convertible Preferred Shares...........  10
         Pml's Adjusted EBIT & EBITDA......................................  11
         Capitalization Rates..............................................  12
         Build-Up Method for Calculating Capitalization Rates..............  14


    Market Approach - Public Guideline EBIT & EBITDA Multiples.............  15

         Public Guideline Companies........................................  16
         Pml's Trailing Twelve Months' EBIT & EBITDA.......................  19


    Market Approach - Pml's Historical Trading Prices......................  20


    Adjusted Net Asset Value...............................................  22


    Assumptions & Limiting Conditions......................................  24


    Certifications.........................................................  25

PRELIMINARY (3/22/03)                                                 [PML LOGO]



                          DESCRIPTION OF THE ENGAGEMENT



STANDARD OF VALUE

     >> FAIR VALUE - Fair value is a statutory, court-defined standard of value. It is generally applied in situations where the seller is not a "willing" seller, a major premise in the fair market standard of value. In his book UNDERSTANDING BUSINESS VALUATION: A PRACTICAL GUIDE TO VALUING SMALL TO MEDIUM-SIZED BUSINESS (at page 48), Gary R. Trugman, CPA, ABV, CBA, ASA, CFE, MVS, notes that most courts are concerned with the concept of fairness. As a result, a fair value valuation "IS INTENDED TO BE `EQUITABLE' FOR THE DISADVANTAGED PARTY." He also states "in many states, fair value has been interpreted through case precedent as a pro rata portion of the CONTROL VALUE OF THE ENTERPRISE [emphasis added]."

     >> In our calculation of value, we did not incorporate discounts for lack of control or lack of marketability. In addition, we did not incorporate a synergistic premium that could be realized in a future sale of the business, unrelated to the current transaction. (Per discussions with management, Pml does not currently have a pending offer or is not currently party to any discussions concerning a sale of the business.) In other words, our value is for 100% of the common stock on a control (not synergistic), marketable basis. We determined "fair value" based upon our understanding of the consensus of the courts and the valuation community on this specific standard of value under the circumstances of the current transaction as presented to us.

PREMISE OF VALUE

     >> GOING CONCERN - Pml has the ability to continue as a going concern and, per discussions with management, there is no intention to liquidate the corporation.

LEVEL OF VALUE

     >>  CONTROL,   MARKETABLE  -  In  accordance   with  the   above-referenced
         description of the fair value standard of value.

VALUATION DATES

     >> PRELIMINARY VALUATION - Utilizes the Company's financial data as of February 28, 2003. Capitalization rates and guideline multiples are derived from data as of December 31, 2002.

     >> FINAL VALUATION - The update of our valuation calculations will incorporate capitalization rates and guideline multiples as of the date of our fairness opinion.




[GRACE ADVISORS LOGO]                                                   PAGE 1

PRELIMINARY (3/22/03)                                                 [PML LOGO]


                           OBSERVATIONS CONCERNING PML


     >> The Company's sales have remained at a fairly constant level since 1995, fluctuating between approximately $13.3 and $13.9 million.

            [] Per discussions with management, clinical sales are highly competitive in the United States, with Becton Dickinson & Co. holding approximately 85% of the market. Becton Dickinson's market share is a result of the strength of clinical group purchasing organizations that focus on a limited number of vendors.

            [] While Pml enjoys greater market share in the Canadian clinical market, regionalization of health care in Canada is beginning to limit the number of buying entities and medical tests utilized.

            [] Pml focuses on smaller-sized orders, relative to its larger competitors, capitalizing on its ability to meet its customers' needs for unique formula blends.

            [] Pml expects their revenues from the clinical market segment to decline. The Company's strategy is to expand its presence in research and industrial markets.

            [] Larger participants in the industrial markets, Pml's focus for future growth, offer customer rebates to acquire and maintain market share. Pml does not currently have the financial resources to compete on this level.

            [] Pml is hoping to achieve sales growth and entry into new research and industrial markets, in part, by providing cultured media products for the newer protein testing technologies.

            [] Pml has a strategic relationship with a laboratory supplies and equipment distributor, VWR Scientific Products. VWR has over $1 billion in annual sales. This relationship is considered a key element of the Company's intent to grow its industrial market segment. While Pml has an exclusive relationship with this distributor, VWR does market products of Pml's competitors.

     >> As of February 28, 2003, the Company had $2.9 million in interest bearing debt outstanding. Pml's additional borrowing capacity, based on its February 28, 2003 balance sheet, is approximately $1.0 million. This borrowing base limitation and its 1:1 current ratio requirement under its existing banking covenants (which is near where Pml is operating now), may impair the Company's ability to take advantage of growth/expansion opportunities.

     >> In recent years the Company has restructured operations, improving gross profit margins and containing administration expenses, returning Pml to profitability. However, as part of these efforts, employees have foregone salary increases and the Company has not made discretionary contributions to its 401K plan. In order to maintain or increase earnings, while retaining motivated employees, the Company will be dependent upon its ability to increase sales. As discussed above, the Company's current sales environment is very challenging.

[GRACE ADVISORS LOGO]                                                   PAGE 2

PRELIMINARY (3/22/03)                                                 [PML LOGO]

     >> The following observations are taken from the historical financial ratio trends on page 4.

            [] Gross, pretax and net profit margins have improved due to the acquisition/improvements of property and equipment and close management in recent years. While continuation of gross profit margins at the 41% level are not guaranteed, management is focused on maintaining, or slightly increasing, this margin in the near term. As previously stated, profit margins have been aided, to some extent, by containing employee wages and benefits.

            [] Pml's working capital is fairly lean, contributing to low current and quick ratios and increased liquidity risk.

            [] Receivables turnover is somewhat slow, averaging approximately seven times per year.

            [] The Company's degree of leverage has declined in recent years. Management is focused on continued reduction of interest bearing debt.

     >> According to the historical cash flow statements shown on page 5, the Company generally experiences strong cash flows from operations. In recent years, cash flows from operations have been utilized for expenditures on facilities/equipment upgrades.

     >> The Company's facilities and equipment have benefited from significant expenditures in recent years to modernize production lines.

     >> The Company is currently expanding production capacity through the development of additional processing lines. This, coupled with Pml's ability to add work shifts, should provide the Company with adequate production capacity for the near term.

     >> The Company does not have a history of issuing dividends on Common or Class B Common Shares.

     >> Pml currently has a strong, experienced management team. While the success of the Company is not dependent on any one individual, due to the relatively small number of senior management personnel relative to its larger competitors, all positions are critical in order to ensure efficient operations and growth.










[GRACE ADVISORS LOGO]                                                   PAGE 3

PRELIMINARY (3/22/03)                                                 [PML LOGO]




                           HISTORICAL FINANCIAL RATIOS


                                                 9 MONTHS
                                                 2/28/2003          5/31/2002         5/31/2001         5/31/2000
                                                 ---------          ---------         ---------         ---------
PROFITABILITY
-------------

Gross Profit Margin                                  41.1%              41.5%             39.1%             38.8%
Pretax Profit Margin                                  5.4%               5.3%              2.7%              4.1%
Net Profit Margin                                     3.4%               4.2%              1.5%              2.8%

Gross Cash Flow to Sales                              6.4%               7.0%              4.3%              5.3%

Net Income/Avg.Total Assets                                              8.7%              3.2%              6.6%
Net Income/Avg. Book Equity                                             34.8%             16.2%             42.0%
Net Income/Avg. Total Invested Capital                                  12.8%              5.0%             10.4%

LIQUIDITY
---------

Current Ratio                                         1.11               1.07              0.96              1.01
Quick Ratio (Cash + Trade A/R)                        0.57               0.53              0.46              0.53

Working Capital                                  $ 408,081          $ 234,530        $ (175,166)         $ 37,758
Average Working Capital to Sales                                         0.2%             -0.5%             -2.1%

UTILIZATION/ACTIVITY
--------------------

Sales/Avg. Total Assets                                                  2.08              2.14              2.36
Avg. Accounts Receivable Turnover                                        7.26              7.28              7.11
Days in Ending Accounts Receivable                                      50.28             50.13             51.33
Avg. Inventory Turnover                                                  4.69              5.19              5.39
Days in Ending Inventory                                                77.83             70.33             67.72
Sales/Avg. Net Property & Equipment                                      5.37              5.98              8.15
Sales/Avg. Net Working Capital                                         446.22           (193.00)           (48.48)

CAPITAL STRUCTURE/LEVERAGE
--------------------------

Times Interest Earned                                 4.48               4.57              1.91              2.48
Interest-Bearing Debt to Equity                       1.30               1.49              2.06              2.48
Interest-Bearing Debt to Invested Capital             0.57               0.60              0.67              0.71
Total Liabilities/Total Assets                        0.68               0.71              0.79              0.81




[GRACE ADVISORS LOGO]                                                   PAGE 4

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                         HISTORICAL CASH FLOW STATEMENTS

                                                    9 MONTHS
                                                    2/28/2003         5/31/2002         5/31/2001         5/31/2000
                                                    ---------         ---------         ---------         ---------
Cash Flows From Operating Activities
   Net Income                                    $      334,487    $      553,505    $      199,370    $     392,079
      Adjustments to Reconcile Net Income to
         Net Cash Provided by (Used in)
         Operating Activities:
         Depreciation & Amortization                    298,814           379,470           365,259          355,376
         Deferred Income Tax                                  0            53,000           120,000          164,000
         Loss (Gain) on Disposition of Assets                 0             2,568            (8,808)               0
         Changes in:
            Accounts Receivable                        (222,497)           16,506            (4,834)         235,152
            Inventories                                 (41,383)         (110,525)          (89,232)         160,323
            Other Assets                                (38,977)          (39,806)          (61,944)         116,168
            Accounts Payable & Accrued Liabilities       74,295          (199,590)          (15,800)        (247,264)
            Unreconciled                                      0                 0                 0            1,825
                                                   -------------     -------------     -------------     ------------
Net Cash From Operating Activities                      404,739           655,128           504,011        1,177,659
                                                   -------------     -------------     -------------     ------------

Cash Flows From Investing Activities
   Proceeds From Sales of Assets                              0             2,520            17,450                0
   Purchase of Prop., Plant & Equipment                (579,353)         (451,227)         (849,810)        (886,244)
                                                   -------------     -------------     -------------     ------------
Net Cash From Investing Activities                     (579,353)         (448,707)         (832,360)        (886,244)
                                                   -------------     -------------     -------------     ------------

Cash Flows From Financing Activities
   Net Proceeds/(Repayments) of Bank Credit Line        (69,723)         (121,907)          223,012         (116,832)
   Proceeds From Issuance of Notes Payable -            150,000           (18,082)          (30,224)               0
      Related Parties
   Repayment of Notes Payable - Related Parties         (76,758)                0                 0          (56,212)
   Proceeds From Issuance of Capital Lease                    0                 0            54,696                0
      Obligations
   Repayment of Capital Lease Obligations                (7,116)          (12,886)          (63,088)         (70,153)
   Repayment of Note Payable - Toronto Building         (18,670)                0                 0                0
   Proceeds From Long-Term Debt                         164,705           121,865           157,473          560,093
   Repayment of Long-Term Debt                          (40,246)          (86,367)         (301,467)        (310,550)
   Proceeds From Stock Options Exercised                 89,250                 0                 0                0
   Proceeds From Issuance of Common Stock                     0                 0             2,000               50
   Payments Toward Accreted Dividends                   (71,853)          (24,480)           (8,160)               0
                                                   -------------     -------------     -------------     ------------
Net Cash From Financing Activities                      119,589          (141,857)           34,242            6,396
                                                   -------------     -------------     -------------     ------------

Net Increase (Decrease) in Cash                         (55,025)           64,564          (294,107)         297,811

Cash at Beginning of Period                              68,839             4,275           298,382              571
                                                   -------------     -------------     -------------     ------------

Cash at End of Period                            $       13,814    $       68,839    $        4,275    $     298,382
                                                   =============     =============     =============     ============


[GRACE ADVISORS LOGO]                                                   PAGE 5

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                            CALCULATION OF FAIR VALUE


     >>  See page 9 in conjunction with the following comments.

     >> We utilized the income and market valuation approaches to arrive at our opinion of a fair range of value for the Company's Common Shares. An estimated adjusted net asset value (asset valuation approach) is included on pages 22 and 23 for analysis purposes, to highlight the Company's intangible value, e.g., the difference in values between the income and market valuation approaches and Pml's estimated adjusted net asset value.

            []  Income  Valuation  Approach

                  >>  Capitalization  of  earnings  before  interest  and  taxes
                      (EBIT)

                  >> Capitalization of earnings before interest, taxes and depreciation (EBITDA)

                The above measures of earnings were used to minimize the impact of the Company's particular capital and tax structures on the value of its invested capital.

            []  Market Valuation Approach

                  >>  Public company guideline multiples of EBIT and EBITDA

                  >>  Pml's historical Common Shares trading price trends

     >> EBIT and EBITDA multiples generate values of total invested capital. We then subtracted the following to arrive at the value of Pml's Common Shares.

            [] Value of interest bearing debt (based on its book value at February 28, 2003)
            [] Value of Class A Convertible Preferred Shares (see discussion below)
            []  Value of Class B Common Shares (see discussion below)

     >> In order to determine the fair value of the Company's Class A Convertible Preferred Shares, we utilized a 7.40% discount rate to calculate the present value of a quarterly annuity of dividends, based on the Preferred Shares' stated dividend rate, and the present value of future payments of accreted dividends not paid as of February 28, 2003. (See page 10.) The 7.40% market rate of return was obtained by examining rates of returns associated with publicly traded convertible preferred stock with Standard & Poor's ratings in the B+, B, B-, BB+, BB, BB-, BBB, BBB-, CCC+, and CCC categories.

         The calculated fair value of Pml's Class A Convertible Preferred Shares was $132 per share. Using management's offer price of $1.50 per Common Share, prior to the reverse stock split, the equivalent value of the Common Shares if a preferred shareholder exercised his/her conversion option would be $53.57. We, therefore, concluded that the preferred shareholders would not elect to convert to Common.

[GRACE ADVISORS LOGO]                                                   PAGE 6

PRELIMINARY (3/22/03)                                                 [PML LOGO]

     >> The Company's Common and Class B Common Shares are similar in most respects. Certain key differences include: Class B Common Shares are not publicly traded, Class B Common Shares have the right to elect 75% of Pml's directors, and Common shareholders are entitled to receive the par value of their shares ($0.01 per share) prior to the Class B Common shareholders (also having a $0.01 per share par value) upon a voluntary or involuntary liquidation of the Company. As the Class B Common shareholders control 75% of the Company's board of directors, we concluded that the Class B Common Shares were of greater value than the Common Shares.

            [] We, therefore, concluded that the Class B Common shareholders would not elect to exercise their conversion rights to obtain one share of Common for each share of Class B Common.

            [] We applied a 5% premium to the value of each Class B Common Share over the value of each Common Share to reflect increased benefits associated with control over the Company's board of directors.

     >>  We  applied  the   following   weightings  to  each  of  the  valuation
         methodologies utilized.

Capitalization   Capitalization   Public EBIT   Public EBITDA   Pml's Historical
    of EBIT        of EBITDA        Multiple       Multiple      Trading Prices
    -------        ---------        --------       --------      --------------

      30%             30%              5%             5%               30%

         Due to the significant differences in resources and advantages enjoyed by the public companies in Pml's industry segment, we gave less weighting to those market methodologies. (See pages 15 through 18 for a further discussion of the market public guideline approach and the specific public guideline companies utilized.)

         The remaining methodologies, the two income approach calculations and the Company's historical trading price trends, were given equal weighting. We did not rely solely on the Company's Common Shares' public trading price trends due to significant historical volatility. (See pages 20 and 21.)

         The  weighting  of  valuation  methods is not an exact  science  and is presented in mathematical terms only to assist the reader in interpreting the valuers' thinking as to the relative emphasis given to each method. The factors that influence the appropriate degree of emphasis for different methods may change over time and thus the methods used and the weightings to be applied to each may be different in valuing the same company at a different time and/or under different circumstances.





[GRACE ADVISORS LOGO]                                                   PAGE 7

PRELIMINARY (3/22/03)                                                 [PML LOGO]

     >> An important factor in assessing the value of expected future benefits of an equity ownership interest is to determine the entity's expected future earnings capacity. As the Company does not generally prepare long-term projections, as recent sales and earnings have not met expectations as established in the annual budget, and as adjusted historical EBIT and EBITDA have been stable, we utilized historical earnings as a proxy for expected future earnings. As shown on pages 11 and 19, reported historical earnings were NORMALIZED for use with the income and market valuation approaches. To determine normalized earnings expected to recur in the future, unusual and non-recurring transactions (both income and expenses) were eliminated. The following adjustments were made to historical pretax income and the Company's trailing 12 months' earnings. These adjustments placed Pml's earnings stream on a control basis in accordance with the fair value standard.

            [] Per discussions with management, financial results for the nine months ended February 28, 2003 were annualized, on a simple average per month basis, as reflective of anticipated fiscal year-end 2003 operating results.

            [] Management estimated the annual costs of being publicly traded at $60,000 per year. These costs were eliminated in consideration of the pending going private transaction, a control decision.

            [] Nonroutine legal fees in fiscal years 2002 and 2001 were eliminated.

            []  Employee   tax  credits   realized  in  fiscal  year  2003  were
                eliminated, since, per discussion with the Company's controller, the future annual realization of this benefit is uncertain.

            [] The chairman of the board receives a modest salary for his contribution to the management of the Company. We considered this compensation as discretionary, which could be eliminated under a control situation, as the Company has a highly qualified individual serving as president.

            [] Penalties incurred in fiscal years 2001 and 2000 were eliminated as unrelated to the Company's core operations. Per discussions with the Company's controller, penalty charges in fiscal years 2003 and 2002 were not material.

>> Due to recent trends toward increased gross profit margins, we utilized only fiscal 2003 annualized and historical fiscal 2002, equally, in arriving at our estimate of normalized, recurring earnings under the income approach.

         Consideration of future growth in earnings was addressed in developing the income approach capitalization rates. (See pages 12 through 14.)

>> Differences between the Company's values of invested capital using EBIT versus EBITDA under the income and market approaches are due primarily to the inclusion of depreciation expense in EBIT. Pml made significant fixed asset additions in recent years.

[GRACE ADVISORS LOGO]                                                   PAGE 8

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                                              INCOME CAP. METHOD       PUBLIC GUIDELINES                     HISTORICAL
                                            ----------------------  ---------------------                      STOCK        ADJUSTED
                                               EBIT      EBITDA        EBIT     EBITDA                         PRICES         NAV
                                               ----      ------        ----     ------                         ------         ---

    Earnings Base                            $ 924,896 $1,313,840   $1,044,710 $1,433,229  Historical Median    $ 1.25
                                                                                              Stock Price
    Multiple                                      6.81       5.23         6.70       5.27
                                            ----------------------  ----------------------
                                                                                                                  0.46
                                                                                            Premium            ---------
    Market Value of Total Invested Capital  $6,298,542 $6,871,383   $6,999,557 $7,553,118      36.87%                    $ 4,783,495

    Less:
        Interest-Bearing Debt                2,866,504  2,866,504    2,866,504  2,866,504                                  2,866,504
        Value of Preferred Stock               653,000    653,000      653,000    653,000                                    653,000
                                            ----------------------  ---------------------                                -----------
        Total Non-Common Equity              3,519,504  3,519,504    3,519,504  3,519,504                                  3,519,504
                                            ----------------------  ----------------------                               -----------

    Value of 100% of Common Equity          $2,779,038 $3,351,879   $3,480,053 $4,033,614                                $ 1,263,991
                                            ======================  =====================                                ===========

    Class A Common Shares
        Shares Outstanding at 2/28/03        1,982,441
        Option Shares Assumed Exercised        154,250
                                            -----------
    Total Class A Common Shares              2,136,691
                                            ===========

    Class B Common Shares                      211,551
                                            ===========

    Allocation of Common Equity Among
        Class A and Class B Common Shares:
    ---------------------------------------

    Class A Shares(x)
  + Class B Shares(1.05x)=                  $2,779,038 $3,351,879   $3,480,053 $4,033,614                                $ 1,263,991
                                            ======================  =====================                                ===========

            x = Price Per Class A Share         $ 1.18     $ 1.42       $ 1.48     $ 1.71                                     $ 0.54
        1.05x = Price Per Class B Share         $ 1.24     $ 1.49       $ 1.55     $ 1.80                                     $ 0.56

    Value of Class A Shares                 $2,521,295 $3,034,101   $3,162,303 $3,653,742                                $ 1,145,266
    Value of Class B Shares                    262,323    315,211      327,904   380,792                                     119,103
                                            ----------------------  ---------------------                                -----------
                                            $2,783,618 $3,349,312   $3,490,207 $4,034,534                                $ 1,264,369
                                            ======================  =====================                                ===========
    Differences Due to Rounding - Not Material  (4,580)     2,567      (10,154)      (920)                                     (378)

    Value per Class A Share                     $ 1.18     $ 1.42       $ 1.48     $ 1.71                        $ 1.71       $ 0.54
    Weightings                                     30%        30%           5%         5%                           30%          n/a


----------------------------------------------------------------
    WEIGHTED AVERAGE VALUE PER CLASS A COMMON SHARE      1.45

    CONCLUSION ON RANGE OF VALUE:

         Upper End                              5%       1.52
         Lower End                              5%       1.38
----------------------------------------------------------------
----------------------------------------------------------------
    CONCLUSION ON RANGE OF VALUE AFTER 150/1 REVERSE STOCK SPLIT:

         Upper End, rounded                            228.00
         Lower End, rounded                            207.00
----------------------------------------------------------------

[GRACE ADVISORS LOGO]                                                   PAGE 9

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                              CLASS A COMMON SHARES

------------------------------------------------------------------------------
    Class A Common Shares Outstanding at February 28, 2003        1,982,441
    Number of Class A Common Shares Associated with Options to      154,250
                                                                ------------
         Employees at Exercise Prices Below Transaction Price
    TOTAL CLASS A COMMON SHARES                                   2,136,691
                                                                ============
------------------------------------------------------------------------------

    ---------------------------------------------------------
    TRANSACTION PRICE                                 $ 1.50
    =========================================================
    CONSIDER OPTIONS WITH EXERCISE PRICE LESS THAN    $ 1.50
    ---------------------------------------------------------

                                  OUTSTANDING      EXERCISE       SHARES
                                    OPTIONS         PRICES       CONVERTED
                                 (AS OF 2/28/03)

                                        60,000       $ 0.5100        60,000
                                         7,250         0.5000         7,250
                                        10,000         1.5000             0
                                        20,000         0.6250        20,000
                                         5,000         1.5000             0
                                        10,000         1.5000             0
                                         5,000         0.3125         5,000
                                        10,000         0.5000        10,000
                                         2,000         0.5000         2,000
                                         5,000         0.5000         5,000
                                        10,000         0.5000        10,000
                                        10,000         1.2500        10,000
                                        25,000         0.6700        25,000
                                  -------------                 ------------
                                       179,250                      154,250
                                  =============                 ============

------------------------------------------------------------------------------

               FAIR VALUE OF CLASS A CONVERTIBLE PREFERRED SHARES

                                                            PAR
                                                           VALUE          SHARES

    Par Value                                             $  100            4,950     $   495,000
    Dividend Payment Rate (Prime Plus 1.5%)                                                 5.75%
    Quarterly Dividends (Based on Par Value)                                          $     7,116
    Accreted Dividends Unpaid                                                         $   298,210
      (as of February 28, 2003)
    Guideline Preferred Required Yield                                                      7.40%

---------------------------------------------------------------------
    VALUE OF PREFERRED STOCK:
    -------------------------

         Present Value of Quarterly Dividend Annuity    $ 384,649
         Present Value of Unpaid Dividends                268,280
              (assume paid equally over 34 months)   -------------

         VALUE OF PREFERRED STOCK                       $ 652,929
                                                     =============

         VALUE OF PREFERRED STOCK, ROUNDED              $ 653,000
                                                     =============

         VALUE PER SHARE OF PREFERRED STOCK                 $ 132
                                                     =============
--------------------------------------------------------------------

[GRACE ADVISORS LOGO]                                                   PAGE 10

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                          PML'S ADJUSTED EBIT & EBITDA

                                            ANNUALIZED
                                             F/Y 2003            F/Y 2002           F/Y 2001           F/Y 2000
                                             --------            --------           --------           --------

       Sales                                $ 13,247,953        $ 13,244,771       $ 13,259,858       $ 14,001,938
       Percent Change in Sales                      0.0%               -0.1%              -5.3%               1.3%

       Gross Profit Margin                         41.1%               41.5%              39.1%              38.8%


       Pretax Income per Books                   719,351             701,775            357,409            573,252

       Costs of Being Publicly Traded             60,000              60,000             60,000             60,000
       Non-Recurring Legal Fees                        0              31,400            158,000                  0
       Employee Tax Credits                      (30,000)                  0                  0                  0
       Officer Compensation                       12,000              12,000             12,000             12,000
       Penalties                                       0                   0              1,456              7,210

       ------------------------------------------------------------------------------------------------------------
       Adjusted Pretax Income                    761,351             805,175            588,865            652,462
       ------------------------------------------------------------------------------------------------------------
                                                    5.7%                6.1%               4.4%               4.7%

       Interest Expense                          128,165             155,101            218,211            265,702

       ------------------------------------------------------------------------------------------------------------
       Adjusted EBIT                           $ 889,516           $ 960,276          $ 807,076          $ 918,164
       ------------------------------------------------------------------------------------------------------------
                                                    6.7%                7.3%               6.1%               6.6%

       Depreciation & Amortization               398,419             379,470            365,259            355,376

       ------------------------------------------------------------------------------------------------------------
       Adjusted EBITDA                       $ 1,287,935         $ 1,339,746        $ 1,172,335        $ 1,273,540
       ------------------------------------------------------------------------------------------------------------
                                                    9.7%               10.1%               8.8%               9.1%


       Annual Weightings                             50%                 50%                 0%                 0%

--------------------------------------------------------------

       WEIGHTED AVERAGE EBIT                   $ 924,896

       WEIGHTED AVERAGE EBITDA               $ 1,313,840

--------------------------------------------------------------




[GRACE ADVISORS LOGO]                                                   PAGE 11

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                              CAPITALIZATION RATES


     >> Pricing multiples represent the inverse of required rates of return (a/k/a capitalization rates) for each measure of earnings, EBIT and EBITDA. Page 14 shows our calculations to arrive at the required common equity rates of return for Pml' invested capital under the income capitalization methodologies.

     >> The build-up method for establishing capitalization rates is a derivation of the capital asset pricing model (CAPM). CAPM is associated with equity securities in a diversified portfolio. Differences in the risks associated with such securities and a thinly traded entity representing a significant asset in the hands of a control shareholder group can be significant. In addition, the betas (indication of volatility of stock price of an individual security relative to the equity market as a whole) for the public guideline companies in our analysis indicated relatively low volatility, or risk, for those companies relative to the equity market as a whole. Based on our observations of Pml, as discussed on pages 2 and 3, we concluded that the risks facing Pml's equity were significantly different than the risks for the identified public companies in the same or similar market segments.

     >> Following are the components used in the build-up method as applied to the income capitalization models for Pml.

            [] Risk free rate of return - obtained from the January 2, 2003 issue of THE WALL STREET JOURNAL.

            [] General Equity Risk Premium for the S&P 500 - obtained from the December issue of Shannon Pratt's BUSINESS VALUATION UPDATE, as calculated by Ibbotson & Associates.


            [] S&P 500 Small Company Risk Premium (lowest 10% of the S&P 500) - obtained from the December issue of Shannon Pratt's BUSINESS VALUATION UPDATE, as calculated by Ibbotson & Associates.


            [] Adjustment for unique risks associated with Pml's market segment (e.g., the Company's disadvantage among group purchasing organizations in the U.S. clinical market, regionalization in the Canadian clinical market, and rebates provided to entities in the industrial segment by the Company's competitors).

            []  Adjustment  for  risk   associated  with  the  dependency  on  a
                strategic partner, VWR Scientific Products, in distributing the Company's products.

            [] Earnings/cash flow adjustment to convert the cash flow discount rate to an accrual based earnings discount rate. Valuation professionals estimate this adjustment to be between 3% and 6%, depending on the characteristics of the individual business. As an EBIT model is directed toward pre-debt earnings and as the Company has historically realized strong cash flows from operations, we used a 2% adjustment in the EBIT required return. A 6% adjustment was used in the EBITDA model due to uncertain impacts on cash flows/earnings relating to required annual additions to property and equipment.

[GRACE ADVISORS LOGO]                                                   PAGE 12

PRELIMINARY (3/22/03)                                                 [PML LOGO]

     >> As we utilized measures of invested capital in our valuation analysis, EBIT and EBITDA, the equity capitalization rates derived from the build-up method were incorporated in a weighted average cost of capital
         (WACC) model to arrive at the require rates of return for total invested capital. The book value of the Company's interest bearing debt and the estimated fair values of Pml's Class A Convertible Preferred Shares and common equity were utilized to determine the weightings for each component of invested capital. The Company's estimated weighted average debt rate, tax affected for benefits associated with interest expense, and the discount rate used in our valuation of Pml's Class A Convertible Preferred Shares were used as the required returns for those elements of total invested capital.

     >> The calculated WACC discount rates were converted to WACC capitalization rates for use with the normalized representations of earnings by subtracting an adjustment for estimated long-term sustainable growth. As Pml's adjusted EBIT and EBITDA have remained fairly stable in recent years, we selected a long-term sustainable growth rate of 3%, slightly less than Value Line, Inc.'s average estimate of growth in real gross domestic product.

     >> Being developed from a future oriented discount rate model, the WACC capitalization rates were converted to their present values by dividing the calculated values by one plus the long-term sustainable growth rate.

     >> The current after-tax WACC values were converted to pretax values for use with EBIT and EBITDA earnings measures by dividing the after-tax rates by one minus the Company's estimated effective tax rate of 38%.























[GRACE ADVISORS LOGO]                                                   PAGE 13

PRELIMINARY (3/22/03)                                                 [PML LOGO]

              BUILD-UP METHOD FOR CALCULATING CAPITALIZATION RATES

                                                                                                EBIT          EBITDA
EQUITY DISCOUNT RATE                                                                            ----          ------

Risk Free Rate of Return                                                                           4.78%          4.78%
     (per the The Wall Street Journal, January 2, 2003)
Equity Risk Premium:  Ibbotson & Assoc. - S&P 500 Equity Return                                    7.40%          7.40%
                                                                                             ------------   ------------
     (per Stocks, Bonds, Bills, and Inflation, 2002, as published in
          Shannon Pratt's December, 2002 Business Valuation Update)
Risk Free Rate of Return Plus Equity Risk Premium Adjusted for Industry Risk                      12.18%         12.18%

Company Specific Risk Premiums:
Small Company Premium:  Ibbotson & Assoc. - 10th-decile-size-premium S&P 500                       5.33%          5.33%
     (per Stocks, Bonds, Bills, and Inflation, 2002, as published in
          Shannon Pratt's December, 2002 Business Valuation Update)
Clinical Products Competitive Market in U.S.; Regionalization in Canada;                           2.00%          2.00%
     Use of Rebates by Competitors in the Industrial Market
Dependency on Strategic Relationship with VWR Scientific Products for                              1.50%          1.50%
     Sales in Research & Industrial Markets (distributor of Pml's products)
                                                                                             ------------   ------------
Subtotal                                                                                           8.83%          8.83%
                                                                                             ------------   ------------
Cash Flow Discount Rate                                                                           21.01%         21.01%
                                                                                             ------------   ------------
Earnings/Cash Flow Adjustment                                                                      2.00%          6.00%
                                                                                             ------------   ------------
Accrual Based Earnings Discount Rate                                                              23.01%         27.01%
                                                                                             ============   ============

WEIGHTED AVERAGE COST OF CAPITAL (WACC)
---------------------------------------                          EBIT                     EBITDA
                                                        -----------------------   -----------------------
                                                           RATE        WACC          RATE       WACC

Effective Interest Bearing Debt Rate, tax affected            3.20%      1.46%         3.20%       1.33%
Preferred Equity Discount Rate                                7.40%      0.77%         7.40%       0.70%
Common Equity Discount Rate                                  23.01%     10.15%        27.01%      13.18%
                                                                    -----------              ------------
Discount Rate for Invested Capital                                      12.38%                    15.21%
Less Long-Term Sustainable Growth Rate                                  -3.00%                    -3.00%
                                                                    -----------              ------------
Capitalization Rate for Invested Capital (WACC)                          9.38%                    12.21%
                                                                         1.030                    1.030
                                                                    -----------              ------------
Present Value of WACC                                                    9.11%                    11.85%
                                                                    ===========              ============

Present Value of WACC on a Pretax Basis                                 14.69%                    19.11%
                                                                    ===========              ============

Earnings Multiple ( 1 / Pretax WACC ), rounded                            6.81                      5.23
                                                                    ===========              ============


                                                                   INVESTED CAPITAL WEIGHTINGS
                                                        -------------------------------------------------
                                                                   EBIT                     EBITDA
                                                        -----------------------   -----------------------
Interest Bearing Debt                                    $2,866,504      45.5%    $2,866,504       41.7%
Preferred Equity                                            653,000      10.4%       653,000        9.5%
Common Equity                                             2,775,000      44.1%     3,350,000       48.8%
                                                        -----------------------   -----------------------
                                                         $6,294,504     100.0%    $6,869,504      100.0%
                                                        =======================   =======================

[GRACE ADVISORS LOGO]                                                   PAGE 14

PRELIMINARY (3/22/03)                                                 [PML LOGO]

           MARKET APPROACH - PUBLIC GUIDELINE EBIT & EBITDA MULTIPLES


     >>  See pages 16 through 19 in conjunction with the following comments.

     >> We identified 11 companies for evaluating public invested capital-to-EBIT and invested capital-to-EBITDA multiples through review of the Company's historical Forms 10-KSB, Pml's web site, discussions with the Pml's management, the Reference.usa on-line database of public companies, listing of competitors in Pml's market segment as identified in Hoover's on-line database, and a request that Mercer Capital search for public companies in standard industrial classifications codes 2835 (in vitro and in vivo diagnostic substances) and 2836 (biological products, except diagnostic substances).

     >> As shown on page 18, the public companies identified as the best available fit are significantly larger, have more favorable historical growth trends, generally have larger profit margins, have larger estimated future growth trends, have greater liquidity, and have a less leveraged financial structure than Pml. According to the brief company descriptions beginning on page 16, these companies have greater depth in product offerings, customer markets, and geographic coverage.

     >> Based on the significant differences between Pml and the public companies identified as the best available fit, we adjusted the lowest multiples (e.g., 11.17 for invested capital-to-EBIT and 8.79 for invested capital-to-EBITDA) by 40%.

     >> For the following reasons, as shown on page 9, we gave only a 5% weighting to each of the valuation calculations using public guideline multiples.

            [] Apogent Technologies, Inc. and Becton Dickinson & Co. represent the most logical comparables based on product and market similarities. While these companies have sales of approximately $1.1 and $4.0 billion, respectively, their invested capital-to-EBIT (11.17 and 12.94, respectively) and invested capital-to-EBITDA (9.73 and 9.66, respectively) multiples reflect the lower values of the EBIT and EBITDA ranges. This supports our conclusion that significant adjustments to the public multiples were required prior to utilization with Pml, given Pml's smaller level of revenues, less attractive financial and operating characteristics, smaller product and market coverage, and significantly fewer resources. As adjustments from guideline multiples increase, the integrity of the related methodologies decreases.

            [] The use of trailing twelve month earnings in establishing pricing multiples, as provided by Mercer Capital, reflects a limited performance horizon. In our income approach calculations we were able to conclude on value based on a multi-year perspective.

     >> As with the income approach, EBIT and EBITDA were used as earnings measures to reduce the impact of differences in leverage, capital utilization, and tax structures.

[GRACE ADVISORS LOGO]                                                   PAGE 15

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                           PUBLIC GUIDELINE COMPANIES


     >> APOGENT TECHNOLOGIES, INC. develops and manufactures products for the life sciences, clinical diagnostics, and laboratory equipment industries. Apogent has approximately 120 manufacturing facilities worldwide. It sells its goods primarily through distributors, but also directly to end users in the industrial, clinical, and research markets. In fiscal year 2002, Apogent introduced a number of new products that contributed approximately $19 million in net sales.

     >> BECTON DICKINSON & CO. is a leading manufacturer of medical products, offering a broad line of therapeutic and diagnostic items used in hospitals, physicians' offices, research laboratories and other settings. Becton's products and services are marketed in the United States and internationally through sales representatives and independent distribution channels, and directly to end-users. Becton spent approximately $220 million on research and development during the fiscal year 2002.

     >> BIOSITE, INC. develops products that aid in the diagnosis of a variety of critical diseases and are sold worldwide primarily for use in hospitals. In addition to its commercial activities, Biosite invests in research aimed at finding proteins with high diagnostic utility, believing such proteins can be patented or licensed with some level of exclusivity and commercialized using its testing platforms.

     >> BIOSOURCE INTERNATIONAL, INC. develops, manufactures, markets and distributes products used worldwide in biomedical research that are instrumental in the development of new drug therapies and medical diagnostic methods. Biosource's products enable scientists and biomedical researchers to better understand the biochemistry, immunology and cell biology of the human body, as well as disease processes. Biosource, historically, has made investments in research and development exceeding traditional industry standards. Biosource has 29 sales representatives worldwide and uses international distributors that specifically target selected foreign life science markets.

     >> DIAGNOSTIC PRODUCTS CORP. develops, manufactures and markets test kits that utilize technology derived from immunology, molecular biology and automated laboratory instruments that perform the tests. Products are used by hospital, clinical, veterinary, research and forensic laboratories and doctors' offices to obtain precise and rapid identification and measurement of hormones, drugs, viruses, bacteria and other substances present in body fluids and tissues at infinitesimal concentrations. The Company's products are sold on a worldwide basis through distributors in over 100 foreign countries.










[GRACE ADVISORS LOGO]                                                   PAGE 16

PRELIMINARY (3/22/03)                                                 [PML LOGO]

     >> E-Z-EM INC. develops, manufactures and markets diagnostic products used by radiologists and other physicians during image-assisted procedures (such as X-ray, CT-scanning, ultrasound and Magnetic Resonance Imaging examinations) to detect anatomic abnormalities and diseases. E-Z-EM also competes in areas related and complementary to its basic contrast systems business, categorized as non-contrast systems. Non-contrast systems include radiological medical devices, custom contract pharmaceuticals, gastrointestinal cleansing laxatives, X-ray protection equipment, and immunoassay tests.

     >> IMMUCOR, INC. develops, manufactures and sells reagents and automated systems used primarily by hospitals, clinical laboratories and blood banks in various tests performed to detect and identify certain properties of the cell and serum components of human blood prior to blood transfusion. Immucor's strategy is to become the world leader in blood bank automation.

     >> MERIDIAN BIOSCIENCE, INC. develops, manufactures and markets a range of diagnostic test kits, purified reagents and related products that are designed to provide accuracy, simplicity and speed and enable early diagnosis and treatment of common medical conditions such as gastrointestinal, viral and respiratory infections. Meridian's products are marketed to hospitals, reference laboratories, research centers, and physician offices in more than 60 countries.

     >> QUIDEL CORP. develops, manufactures and markets point-of-care rapid diagnostic tests for the detection and management of a variety of medical conditions and illnesses worldwide. Quidel sells its products to professionals for use in physician's offices, hospitals, clinical laboratories, and wellness screening centers. Quidel focuses its products substantially on women's and family health in areas such as reproduction, infectious diseases, general health screening and diseases associated with the elderly.

     >> SEROLOGICALS CORP. operates as a global provider of biological products and enabling technologies to life science companies. Serologicals' products and technologies are used in various applications within the areas of oncology, hematology, immunology, cardiology, and infectious diseases, as well as in the study of molecular biology.

     >> TECHNE CORP. is a holding company that has two wholly owned operating subsidiaries: Research and Diagnostic Systems, Inc. and R&D Systems Europe, Ltd. R&D Systems is a specialty manufacturer of biological products. Its two major operating segments are hematology controls, which are used in hospital and clinical laboratories to check the accuracy of blood analysis instruments, and biotechnology products, including purified proteins and antibodies which are sold exclusively to the research market and assay kits which are sold to the research and clinical diagnostic markets. R&D Europe distributes R&D Systems' biotechnology products in Europe.




[GRACE ADVISORS LOGO]                                                   PAGE 17

PRELIMINARY (3/22/03)                                                 [PML LOGO]

PML & GUIDELINE DATA OBTAINED FROM MERCER CAPITAL (SOURCE:  STANDARD & POOR'S RESEARCH INSIGHT CD-ROM DATABASE)
AS OF DECEMBER 31, 2002

                                                                                  5-Year       Gross                     EBITDA
                                                                                   Sales       Profit     Operating      Profit
GUIDELINE COMPANY                                                     Sales       Growth       Margin      Margin        Margin
-----------------                                                     -----       ------       ------      ------        ------
                                                                   (millions)

PML PER MERCER (BASED ON UNADJUSTED FINANCIAL DATA)                   13.18       -2.70%       44.60%       6.80%         9.70%
PML MULTIPLES PER GRACE BUILD-UP METHOD (APPLIED TO ADJUSTED FINANCIAL DATA)

Apogent Technologies, Inc.                                         1,074.62        3.90%       53.20%      24.50%        28.10%
Becton Dickinson & Co.                                             4,033.07        7.20%       54.40%      17.50%        23.40%
Biosite, Inc.                                                         89.79       24.80%           nm          nm            nm
Biosource International, Inc.                                         39.35       15.70%       18.30%       4.50%            nm
Diagnostic Products Corp.                                            313.74       11.30%       67.00%      20.70%        29.80%
E-Z-EM Inc.                                                          127.04        4.10%       45.70%       2.70%         5.10%
Immucor, Inc.                                                         91.48       18.00%       61.30%      22.50%        27.40%
Meridian Bioscience, Inc.                                             59.10       12.90%       62.40%      19.00%        22.90%
Quidel Corp.                                                          73.49       11.00%       44.30%       0.80%            nm
Serologicals Corp.                                                   130.48        4.30%       54.20%      18.30%        23.50%
Techne Corp.                                                         135.60       17.00%       78.30%      41.80%        50.00%


Mean                                                                 560.71       12.00%       54.00%      17.00%        26.00%
Median                                                               127.04       11.00%       54.00%      19.00%        25.00%

High                                                               4,033.07       25.00%       78.00%      42.00%        50.00%
Low                                                                   39.35        4.00%       18.00%       1.00%         5.00%
Spread                                                             3,993.72       21.00%       60.00%      41.00%        45.00%

Measures of Potential Variation from the Mean
Values of Standard Deviations from the Mean:
     68.3% probability within + or -  1 std. dev. with a value of  1,189.08        6.71%       16.06%      12.22%        12.28%
     95.5% probability within + or -  2 std. dev. with a value of
     99.7% probability within + or -  3 std. dev. with a value of















[GRACE ADVISORS LOGO]                                                   PAGE 18
                      (TABLE CONTINUED ON NEXT TWO PAGES)

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                                                                                                                 Trailing 12 Months
                                                                     Pretax    Net     Est. 1 Yr.   Est. 5 Yr.   Invested Capital to
                                                                     Profit   Profit     Growth      Growth      -------------------
GUIDELINE COMPANY                                                    Margin   Margin     in EPS      in EPS        EBIT       EBITDA
-----------------                                                    ------   ------     ------      ------        ----       ------

PML PER MERCER (BASED ON UNADJUSTED FINANCIAL DATA)                   5.60%    4.20%         nm          na          5.56       3.88
PML MULTIPLES PER GRACE BUILD-UP METHOD (APPLIED TO ADJUSTED FINANCIAL DATA)                                         6.81       5.23

Apogent Technologies, Inc.                                           19.80%   12.60%      9.90%      12.50%         11.17       9.73
Becton Dickinson & Co.                                               15.60%   11.90%     10.60%      10.00%         12.94       9.66
Biosite, Inc.                                                        16.80%   10.70%     51.20%      35.00%            nm         nm
Biosource International, Inc.                                         4.20%    3.30%     35.00%      21.50%         32.79         nm
Diagnostic Products Corp.                                            21.30%   14.70%     22.70%      17.00%         17.27      11.99
E-Z-EM Inc.                                                           3.20%    1.70%         nm          na         26.53      14.31
Immucor, Inc.                                                        19.50%   12.80%     22.10%      23.50%         13.92      11.44
Meridian Bioscience, Inc.                                            13.90%    8.50%         nm          na         11.44       9.48
Quidel Corp.                                                          6.00%    2.90%    162.50%      29.00%        187.05         nm
Serologicals Corp.                                                   17.10%   11.20%     31.20%      15.00%         11.24       8.79
Techne Corp.                                                         30.50%   21.50%     13.60%      20.00%         21.13      17.66


Mean                                                                 15.00%   10.00%     40.00%      20.00%         34.55      11.63
Median                                                               17.00%   11.00%     23.00%      20.00%         15.60      10.59

High                                                                 31.00%   22.00%    163.00%      35.00%        187.05      17.66
Low                                                                   3.00%    2.00%     10.00%      10.00%         11.17       8.79
Spread                                                               28.00%   20.00%    153.00%      25.00%        175.88       8.87

Measures of Potential Variation from the Mean
Values of Standard Deviations from the Mean:
     68.3% probability within + or -  1 std. dev. with a value of     8.18%    5.84%                                54.08       3.02
     95.5% probability within + or -  2 std. dev. with a value of                                                  108.15       6.04
     99.7% probability within + or -  3 std. dev. with a value of                                                  162.23       9.06


------------------------------------------------------------------------------------------------------------------------------------
MULTIPLES REFLECTING 40% DISCOUNT FROM LOW GUIDELINE MULTIPLES FOR SIGNIFICANT DIFFERENCES
IN RESOURCES AND ADVANTAGES                                                                                          6.70       5.27
------------------------------------------------------------------------------------------------------------------------------------












[GRACE ADVISORS LOGO]                                            PAGE 18 (CONT.)
                         (TABLE CONTINUED ON NEXT PAGE)

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                                                                                Debt/        Common
                                                                               Market       Dividend
                                                                               Current      Value of       Payout
GUIDELINE COMPANY                                                               Ratio      Total Cap.       Ratio
-----------------                                                              -------     ----------     ---------
                                                                                                %

PML PER MERCER (BASED ON UNADJUSTED FINANCIAL DATA)                               1.06        61.40%         0.00%
PML MULTIPLES PER GRACE BUILD-UP METHOD (APPLIED TO ADJUSTED FINANCIAL DATA)

Apogent Technologies, Inc.                                                        2.06        24.90%         0.00%
Becton Dickinson & Co.                                                            1.54        13.60%        21.80%
Biosite, Inc.                                                                     5.05         1.30%         0.00%
Biosource International, Inc.                                                     3.51         0.00%         0.00%
Diagnostic Products Corp.                                                         3.23         1.60%        15.40%
E-Z-EM Inc.                                                                       4.80         5.00%         0.00%
Immucor, Inc.                                                                     2.84        10.90%         0.00%
Meridian Bioscience, Inc.                                                         1.99        21.50%        80.90%
Quidel Corp.                                                                        nm         9.80%         0.00%
Serologicals Corp.                                                                4.87         0.20%         0.00%
Techne Corp.                                                                      6.90         1.50%         0.00%


Mean                                                                                           8.00%        11.00%
Median                                                                                         5.00%         0.00%

High                                                                                          25.00%        81.00%
Low                                                                                            0.00%         0.00%
Spread                                                                                        25.00%        81.00%

Measures of Potential Variation from the Mean
Values of Standard Deviations from the Mean:
     68.3% probability within + or -  1 std. dev. with a value of                              8.79%
     95.5% probability within + or -  2 std. dev. with a value of
     99.7% probability within + or -  3 std. dev. with a value of



















[GRACE ADVISORS LOGO]                                            PAGE 18 (CONT.)

PRELIMINARY (3/22/03)                                                 [PML LOGO]


                   PML'S TRAILING TWELVE MONTHS' EBIT & EBITDA

                                                                 9 MONTHS            9 MONTHS
                                            F/Y 2002             02/28/03            02/28/02               TTM
                                            --------             --------            --------               ---

Sales                                    $ 13,244,771           $9,935,965          $9,703,180         $13,477,556
Gross Profit Margin                             41.5%                41.1%               41.1%


Pretax Income                               $ 701,775            $ 539,513           $ 401,274           $ 840,014

Costs of Being Public                          60,000                    0                   0              60,000
Non-Recurring Legal Fees                       31,400                    0                   0              31,400
Employee Tax Credits                                0              (30,000)                  0             (30,000)
Officer Compensation                           12,000                    0                   0              12,000

-------------------------------------------------------------------------------------------------------------------
Adjusted Pretax Income                        805,175              509,513             401,274             913,414
-------------------------------------------------------------------------------------------------------------------
                                                 6.1%                 5.1%                4.1%                6.8%

Interest Expense                              155,101               96,124             119,929             131,296

-------------------------------------------------------------------------------------------------------------------
EBIT                                        $ 960,276            $ 605,637           $ 521,203          $1,044,710
-------------------------------------------------------------------------------------------------------------------
                                                 7.3%                 6.1%                5.4%                7.8%

Depreciation & Amortization                   379,470              298,814             289,765             388,519

-------------------------------------------------------------------------------------------------------------------
EBITDA                                     $1,339,746            $ 904,451           $ 810,968          $1,433,229
-------------------------------------------------------------------------------------------------------------------
                                                10.1%                 9.1%                8.4%               10.6%

















[GRACE ADVISORS LOGO]                                                  PAGE 19

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                MARKET APPROACH - PML'S HISTORICAL TRADING PRICES


     >>  See page 21 in conjunction with the following comments.

     >> We listed Pml's closing trade price for each trading date during 2002 and through March 31, 2003. As shown on page 21, due to infrequent trading and lack of significant public coverage of the Company, the variability in closing prices is significant. Extensive volatility makes it difficult to extrapolate investors' opinions regarding the value of the Company's Common Shares. The most recent trade closing price, prior to the issuance of this presentation, was $0.65, only 52% of the median value of $1.25 used in arriving at our conclusion of a fair value range for the pending transaction.

     >> The closing trade prices do not reflect investors' incorporation of adjustments to earnings as was done in our income and market public guideline valuation calculations. Those adjustments resulted in a normalized, control level earnings stream expected to recur in the future, in accordance with the fair value standard of value. We, therefore, added a premium of 36.87% to the median historical closing trade price to account for earnings advantages accruing to the control shareholder group.

         The 36.78% premium was calculated from historical acquisition premiums published in MERGERSTAT REVIEW 2002. It represents an average of the average annual premiums paid for the years 1997 through 2001 for the acquisition of minority interests, similar to Pml's pending transaction.



























[GRACE ADVISORS LOGO]                                                  PAGE 20

PRELIMINARY (3/22/03)                                                 [PML LOGO]

             PML'S HISTORICAL TRADING PRICES (CLASS A COMMON SHARES)

                    CLOSING
                     PRICES
                    -------
LAST TRADE IN 2002     0.55
                       0.56
                       1.20
                       1.25
                       1.18
                       1.45
                       1.45
                       1.45
                       1.40
                       1.50
                       1.75
                       1.50
                       1.60
                       1.65
                       1.60
                       1.45
                       1.45
                       1.75
                       1.45
                       1.75
                       1.75
                       1.66
                       1.70
                       1.70
                       1.75
                       1.75
                       1.75
                       1.40
                       1.25
                       1.25
                       1.25
                       1.25
                       1.25
                       1.50
                       1.20
                       1.25
                       1.20
                       1.20
                       1.20
                       1.45
                       1.50
                       1.50
                       1.40
                       1.15
                       1.20
                       1.10
                       1.00
                       0.75
                       0.51
                       0.75
                       0.75
                       0.60
                       0.75
                       0.55
                       0.55
FIRST TRADE IN 2002    0.55

FIRST TRADE IN 2003    0.55
                       1.30
                       1.75
                       0.90
LAST TRADE IN MARCH    0.65
    (MARCH 20, 2003)
                            Premium             Below $1.50  Total   % of Total
                            -------             -----------  -----   ----------
Mean                 $ 1.25   36.87%   $ 1.71            42     61        68.9%
----------------------------------------------
Median                 1.25   36.87%     1.71
----------------------------------------------
Std. Dev.              0.39                       At Median
                                                  ---------
High                   1.75                               7               11.5%
Low                    0.51
Spread                 1.24                     Below $1.00
                                                -----------
                                                         14               23.0%

[GRACE ADVISORS LOGO]                                                  PAGE 21

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                            ADJUSTED NET ASSET VALUE


     >>  See page 23 in conjunction with the following comments.

     >> Since a control shareholder or shareholder group, implied when using the fair value standard, can make decisions regarding the use and disposition of corporate assets, an estimate of Pml's adjusted net asset value was calculated to ensure it did not exceed the value of equity calculated under the income and market approaches. In an adjusted net asset value calculation, both assets and liabilities are converted from their book values to their estimated market values.

     >> The following adjustments were made to Pml's February 28, 2003 balance sheet to reflect the estimated market values of its assets and liabilities.

            1. A tax benefit was calculated on the adjustments made to current assets, using the Company's estimated effective tax rate of 38%. Tax benefits on changes in current assets are considered realized in the near term.

            2. According to management, adjustments were made to recognize obsolete raw materials and finished goods inventories.

            3. Per discussions with management, property and equipment was reduced to 30% of its original cost as an estimate of its realizable value. While a portion of the Company's production equipment was upgraded or acquired in recent years, due to its special purpose use, opportunities for sale would be limited. We considered that depreciation on the building (the Toronto manufacturing/distribution center) offset any appreciation in land value. Therefore, the balances for the land and building accounts were not adjusted. Leasehold improvements were considered to have no resale value. After restating property and equipment to their market values, the accumulated depreciation balance was eliminated. As the timing of sales of property and equipment, under a going concern premise of value, is uncertain, an estimated tax benefit on potential gains or losses was not calculated.

                WE ARE NOT REAL OR PERSONAL PROPERTY APPRAISERS. THE ABOVE ADJUSTMENTS WERE BASED ON DISCUSSIONS WITH MANAGEMENT AND UTILIZED ONLY TO ESTIMATE THE COMPANY'S ADJUSTED NET ASSET VALUE.

     >> The value of total invested capital, according to the adjusted net asset value calculation on page 23, did not exceed the values of invested capital derived from the income and market approaches as shown on page 9. We, therefore, did not incorporate the adjusted net asset value method in our opinion on a fair range of value for the Company's Common Shares.




[GRACE ADVISORS LOGO]                                                  PAGE 22

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                                            Per Books                             Adjusted
                                            2/28/2003       Adjustments          Book Value
                                            ---------       -----------          ----------

Cash                                            13,814               0               13,814
Accounts Receivable - Trade                  2,080,943               0            2,080,943
Other Accounts Receivable                          940               0                  940
Prepaid Expenses                                85,312         (46,000) (1)          39,312
Inventory:
   Raw Material Inventory                    1,031,639         110,000  (2)       1,141,639
   Work-In-Process                              50,602               0               50,602
   Finished Goods                              669,035          11,000  (2)         680,035
                                            -----------     -----------          -----------
   Total Inventory                           1,751,276         121,000            1,872,276
                                            -----------     -----------          -----------
Deferred Tax Asset                             126,000               0              126,000
                                            -----------     -----------          -----------
Total Current Assets                         4,058,285          75,000            4,133,285
                                            -----------     -----------          -----------

Land                                            98,541               0               98,541
Building                                       928,568               0              928,568
Leasehold Improvements                         671,461        (671,461)      (3)          0
Machinery & Equipment                        3,565,768      (2,496,000)  70% (3)  1,069,768
Vehicles                                        15,275         (11,000)  70% (3)      4,275
Computer/Telephone Equipment                   654,919        (458,000)  70% (3)    196,919
Office Equipment                               320,758        (225,000)  70% (3)     95,758
                                            -----------     -----------          -----------
                                             6,255,290      (3,861,461)           2,393,829
                                            -----------     -----------          -----------
Accumulated Depreciation                    (3,498,367)      3,498,367       (3)          0
                                            -----------     -----------          -----------
Net Property & Equipment                     2,756,923        (363,094)           2,393,829
                                            -----------     -----------          -----------

Deposits                                        59,460               0               59,460
Intangible Assets                               88,883               0               88,883
                                            -----------     -----------          -----------
Total Other Assets                             148,343               0              148,343
                                            -----------     -----------          -----------

Total Assets                                 6,963,551        (288,094)           6,675,457
                                            ===========     ===========          ===========

Accounts Payable - Trade                       751,485               0              751,485
Other Accounts Payable                         162,923               0              162,923
Accrued Payroll & Related                      556,035               0              556,035
Other Current Liabilities                      289,519               0              289,519
Notes Payable - Line of Credit               1,629,001               0            1,629,001
Current Portion Capital Lease Obligations        9,820               0                9,820
Current Portion Notes Payable - Toronto Bldg.   28,005               0               28,005
Current Portion Notes Payable                   98,710               0               98,710
Current Portions Notes - Related Parties       124,706               0              124,706
                                            -----------     -----------          -----------
Total Current Liabilities                    3,650,204               0            3,650,204
                                            -----------     -----------          -----------

Capital Lease Obligations                       13,931               0               13,931
Notes Payable                                  278,811               0              278,811
Notes Payable - Related Parties                228,445               0              228,445
Note Payable Toronto Building                  455,075               0              455,075
Deferred Income Tax Liability                  132,000               0              132,000
                                            -----------     -----------          -----------
Total Long-Term Liabilities                  1,108,262               0            1,108,262
                                            -----------     -----------          -----------

Total Liabilities                            4,758,466               0            4,758,466
                                            ===========     ===========          ===========


Total Assets Less Total Liabilities          2,205,085        (288,094)           1,916,991

Interest Bearing Debt                        2,866,504               0            2,866,504
                                            -----------     -----------          -----------

Value of Invested Capital                    5,071,589        (288,094)           4,783,495
                                            ===========     ===========          ===========

(1)   Tax benefit on write-downs of current assets at a 38% tax rate.
(2)   Estimates of obsolete inventory, as provided by management.
(3) Per discussions with management, approximately 30% of the Company's property and equipment could be realized upon sales. Leasehold improvements are considered to have no market value. As individual asset categories were restated to estimated realizable values, accumulated depreciation was eliminated. Potential increases in the fair market value of the Company's Toronto land and building were considered offset by depreciation on the building.

[GRACE ADVISORS LOGO]                                                  PAGE 23

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                        ASSUMPTIONS & LIMITING CONDITIONS


1. We did not, as part of the valuation process, perform an audit, review, or compilation of any of Pml's historical or pro forma financial or operating information. Accordingly, we do not express an opinion or any other form of assurance on such information. Please also note that our engagement was not intended to disclose errors, irregularities, or illegal acts, including fraud or defalcation that may exist.

2. Our analysis was based, in part, on economic, financial and operating data obtained from recognized reporting services. Such information is believed to be reliable, but its accuracy and completeness are not guaranteed. Therefore, we express no opinion or other form of assurance regarding these data.

3. We have not made a detailed physical inspection or inventory of the property or other assets. No investigation of legal fees or title to the property has been made, and the owner's claim to the property has been assumed valid. No consideration has been given to liens or encumbrances that may exist against the property.

4. Possession of this presentation, or a copy thereof, does not carry with it the right of publication of all or part of it, nor may it be used for any purpose by anyone but the client without the previous written consent of the client and Grace Advisors, Inc. and, in any event, only with proper attribution.

5. The estimates of value presented in this report apply to this valuation only and may not be used out of the context presented herein. This valuation report is valid only for the purpose specified herein. The calculations in this report are valid only for the effective dates of the data specified herein.

6. This valuation engagement does not entail an evaluation of management's effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

7.   Based upon conversations with management,  we have assumed that the Company
     does  not   currently   have  any   actions  in  place  for   acquisitions,
     divestitures, or the development/marketing of undisclosed products.

8. Based upon conversations with management, we have assumed that there are no pending or threatened matters of litigation against the Company of a material nature, outside the scope of normal business operations.

9. It is assumed that there are no restrictions by any third party to control or restrict the use of Pml's underlying assets or equity, other than the Company's lender debt covenants, and that the underlying assets will not operate in violation of any applicable government regulations or regulatory codes, ordinances, or statutes.

10. We have assumed that there are no hidden or unexpected conditions of the business that would adversely affect value, other than as indicated in this report.

11.  We have assumed there are no current or pending environmental liabilities.

12. This valuation report reflects facts and conditions existing at the specified dates, as known to us. Specific subsequent events have not been incorporated into this valuation calculation. Per discussions with management, there have been no events of a positive or negative nature subsequent to our analyses that would have a material impact on the value of the Company's equity.


[GRACE ADVISORS LOGO]                                                  PAGE 24

PRELIMINARY (3/22/03)                                                 [PML LOGO]

                                 CERTIFICATIONS


We certify that, to the best of our knowledge and belief:

     1.  The statements of fact in this report are true and correct.

     2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions and conclusions.

     3. Neither the professionals who worked on this engagement, nor the managing directors of Grace Advisors, Inc. or Mann, Frankfort, Stein & Lipp Advisors, Inc. have a present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

     4. Our compensation is not contingent on any action or event resulting from the analyses, opinions, or conclusion in, or the use of, this report.

     5. This report was prepared by Lynda L. Lieberman. Professional assistance was provided by Robert A. Hancock and William Pearce. Ben C. Scheulen, senior analyst, assisted in gathering data on industry trends and guideline public entities. Professional review was provided by Scott A. Stringer. No other professionals provided significant input in the preparation of this report.





                                         --------------------------------
                                         Lynda L. Lieberman


                                         --------------------------------

                                         Scott A. Stringer

















[GRACE ADVISORS LOGO]                                                  PAGE 25

                                    PML, INC.
                              27120 SW 95TH AVENUE
                            WILSONVILLE, OREGON 97070

        For the Special Meeting of stockholders to be held July ___, 2003

                THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned stockholder(s) of PML, INC. does hereby nominate, constitute and appoint Kenneth L. Minton, President and Chief Executive Officer as his or her true and lawful proxy and attorney-in-fact, with full power of substitution, for the undersigned and in the name, place and stead of the undersigned to vote all of the shares of each class of PML's stock, $0.01 par value per share, standing in the name of the undersigned on its books at the close of business on June 6, 2003, at the Special Meeting of stockholders to be held at the offices of the Company, located at 27120 SW 95th Avenue, Wilsonville, Oregon 97070, on _____________, 2003 at ______ a.m., local time, and at any adjournments or postponements of the Special Meeting, with all of the powers the undersigned would possess if personally present, to consider and vote upon the following proposals:

1. To approve the Amendment to the Certificate of Incorporation of PML, Inc., to effect a Split Transaction of PML, Inc's common stock and Class B common stock.

                  |_| FOR                |_| AGAINST                |_| ABSTAIN

2. To transact any other business that properly comes before the Special Meeting or any adjournment or postponement of the Special Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE SPLIT
                     TRANSACTION AND RELATED TRANSACTIONS.

The undersigned hereby revokes any other proxies to vote at the meeting and hereby ratifies and confirms all that the proxies and attorneys-in-fact, or each of them, appointed hereunder may lawfully do by virtue hereof. Said proxy and attorney-in-fact, without limiting his general authority, is specifically authorized to vote in accordance with his best judgment with respect to all matters incident to the conduct of the Special Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S). IF NO DIRECTION IS GIVEN HEREIN, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS LISTED ABOVE.

            PLEASE PROMPTLY COMPLETE, DATE, SIGN AND MAIL THIS PROXY.
                       RETURN USING THE ENVELOPE PROVIDED.

Check appropriate box          Address Change?  |_|
Indicate changes below:        Name Change?     |_|

                                                --------------------------------


                                                --------------------------------
                                                Signature(s) In Box
----------------------------------------------
Name of Stockholder  (Please print clearly)

----------------------------------------------
Number of Common Shares

----------------------------------------------
Number of Class B Common Shares

----------------------------------------------
Number of Class A Convertible Preferred Shares

Please sign this proxy card exactly as your shares are registered. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If more than one person holds the power to vote the same shares, any one of them may sign this proxy card. If the stockholder is a corporation, this proxy card must be signed by a duly authorized officer or attorney of the stockholder.

By signing this proxy card, you acknowledge receipt of the notice of Special Meeting and the proxy statement, dated June __, 2003, relating to the Special Meeting.